Exhibit (a)(1)(A)
Offer To Purchase For Cash
All Outstanding Shares of Common Stock
of
ENCYSIVE PHARMACEUTICALS INC.
at
$2.35 NET PER SHARE
by
EXPLORER ACQUISITION CORP.
a wholly-owned subsidiary of
PFIZER INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
TIME, ON MONDAY, MARCH 31, 2008, UNLESS THE OFFER IS EXTENDED.

Explorer Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Pfizer Inc., a Delaware corporation (“Pfizer”), is offering to purchase all of the outstanding shares of common stock, par value $0.005 per share (including the associated preferred stock purchase rights, the “Shares”), of Encysive Pharmaceuticals Inc., a Delaware corporation (“Encysive”), at a purchase price of $2.35 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 20, 2008 (as it may be amended from time to time, the “Merger Agreement”), by and among Pfizer, the Purchaser and Encysive. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into Encysive (the “Merger”) with Encysive continuing as the surviving corporation, wholly-owned by Pfizer. Each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by Encysive, Pfizer or their wholly-owned subsidiaries, all of which will be cancelled and retired and shall cease to exist, or by stockholders who exercise appraisal rights under Delaware law), will be converted in the Merger into the right to receive $2.35 or any greater per Share price paid in the Offer, without interest thereon and less any required withholding taxes. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Tender Condition (as described below) and (ii) the expiration or termination of all statutory waiting periods (and any extensions thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any applicable foreign antitrust, competition or merger control laws (the “Regulatory Condition”). The Minimum Tender Condition requires that the number of Shares that has been validly tendered and not withdrawn prior to the expiration of the Offer represent more than 50% of the then issued and outstanding Shares (counting as issued and outstanding for these purposes the number of Shares for which then outstanding and unexercised warrants and in-the-money options may be exercised). The Offer also is subject to other conditions set forth in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

The Encysive Board of Directors, among other things, has unanimously (i) approved and declared advisable, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Encysive and the stockholders of Encysive and (iii) recommended that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer and, if necessary, approve the Merger Agreement.

A summary of the principal terms of the Offer appears on pages S-i through S-vii. You should read this entire document carefully before deciding whether to tender your Shares in the Offer.

The Dealer Manager for the Offer is:

March 4, 2008

IMPORTANT

If you wish to tender all or a portion of your Shares in the Offer, you should either (i) complete and sign the letter of transmittal (or a facsimile thereof) that accompanies this Offer to Purchase (the “Letter of Transmittal”) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If you hold Shares in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares.

If you wish to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined herein) or you cannot comply with the procedures for book-entry transfer on a timely basis, you may tender your Shares by following the guaranteed delivery procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance should be directed to the Information Agent (as defined herein) or the Dealer Manager (as defined herein) at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and other materials related to the Offer may also be obtained at our expense from the Information Agent or the Dealer Manager. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and any other material related to the Offer may be found at www.sec.gov.

i

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery. You are urged to read carefully the Offer of Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery in their entirety. Pfizer and the Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Encysive (as defined below) contained herein and elsewhere in the Offer to Purchase has been provided to Pfizer and the Purchaser by Encysive or has been taken from or is based upon publicly available documents or records of Encysive on file with U.S. securities regulatory authorities or other public sources at the time of the Offer. Pfizer and the Purchaser have not independently verified the accuracy and completeness of such information. Pfizer and the Purchaser have no knowledge that would indicate that any statements contained herein relating to Encysive provided to Pfizer and the Purchaser or taken from or based upon such documents and records filed with the U.S. securities regulatory authorities are untrue or incomplete in any material respect.

Securities Sought	All issued and outstanding shares of common stock, par value $0.005 per share, of Encysive Pharmaceuticals Inc.
Price Offered Per Share	$2.35 in cash, without interest thereon and less any required withholding taxes.
Scheduled Expiration of Offer	12:00 midnight, New York City time, at the end of Monday, March 31, 2008, unless the Offer is otherwise extended. See Section 1 — “Terms of the Offer.”
Purchaser	Explorer Acquisition Corp., a wholly-owned subsidiary of Pfizer Inc., a Delaware corporation.

Who is offering to buy my securities?

We are Explorer Acquisition Corp., a Delaware corporation, formed for the purpose of making this Offer. We are a wholly-owned subsidiary of Pfizer Inc., a Delaware corporation. Pfizer Inc. is a research-based, global pharmaceutical company. Pfizer Inc. discovers, develops, manufactures and markets leading prescription medicines for humans and animals.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Explorer Acquisition Corp. and, where appropriate, Pfizer Inc. We use the term “Pfizer” to refer to Pfizer Inc. alone, the term “Purchaser” to refer to Explorer Acquisition Corp. alone and the terms “Encysive” or the “Company” to refer to Encysive Pharmaceuticals Inc.

See the “Introduction” to this Offer to Purchase and Section 8 — “Certain Information Concerning Pfizer and the Purchaser.”

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the outstanding shares of common stock, par value $0.005 per share, of Encysive on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to shares of Encysive common stock that are the subject of the Offer.

See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $2.35 per Share net to you, in cash, without interest thereon and less any required withholding taxes. We refer to this amount as the “Offer Price.” If you are the record owner of your Shares

S-i

and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, banker or other nominee, and your broker tenders your Shares on your behalf, your broker, banker or other nominee may charge you a fee for doing so. You should consult your broker, banker or other nominee to determine whether any charges will apply.

See the “Introduction” to this Offer to Purchase.

Is there an agreement governing the Offer?

Yes. The Purchaser, Pfizer and Encysive have entered into an Agreement and Plan of Merger dated as of February 20, 2008 (as may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of the Purchaser with and into Encysive (the “Merger”).

See Section 11 — “The Merger Agreement” and Section 15 — “Certain Conditions of the Offer.”

Do you have the financial resources to make payment?

Yes. We estimate that we will need approximately $200 million to purchase all of the Shares pursuant to the Offer and to consummate the Merger (which estimate includes payment in respect of outstanding in-the-money options), plus related fees and expenses. Pfizer, our parent company, will provide us with sufficient funds to purchase all Shares properly tendered in the Offer and to provide funding for the Merger with Encysive, which is expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. The Offer is not conditioned upon our ability to finance the purchase of Shares pursuant to the Offer. In addition, we expect that following completion of the Offer, Encysive may become obligated to pay an aggregate of approximately $144 million to holders of outstanding Encysive warrants and convertible notes pursuant to applicable change-of-control provisions. Pfizer expects to obtain the necessary funds from existing cash balances, cash equivalents and currently available sources of credit.

See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	we, through our parent company, Pfizer, will have sufficient funds available to purchase all Shares successfully tendered in the Offer in light of our financial capacity in relation to the amount of consideration payable;

•	the Offer is not subject to any financing condition; and

•	if we consummate the Offer, we expect to acquire any remaining Shares for the same cash price in the Merger.

See Section 9 — “Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 12:00 midnight, New York City time, on Monday, March 31, 2008 (which is the end of the day on March 31, 2008), to tender your Shares in the Offer, unless we extend the Offer. In addition, if we decide to provide a subsequent offering period for the Offer as described below, you will have an additional opportunity to tender your Shares. We do not currently intend to provide a subsequent offering period, although we reserve the right to do so.

S-ii

If you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described later in this Offer to Purchase prior to that time.

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms:

•	If at the scheduled initial expiration date of the Offer, any one or more of the Minimum Tender Condition, the Regulatory Condition (each as described below) or certain other conditions (as set forth in paragraphs (a), (b), (e) or (f) of Section 15 — “Certain Conditions of the Offer”) are not satisfied, we must, at the request of Encysive, extend the Offer for a period of up to 10 business days.

•	If at any scheduled extended expiration date of the Offer, the Regulatory Condition or certain other conditions (as set forth in paragraphs (e) or (f) of Section 15 — “Certain Conditions of the Offer”) are not satisfied, we must, at the request of Encysive, extend the Offer for increments of not more than 10 business days until such time as such conditions are satisfied or waived, but in no event beyond August 20, 2008 (the “Outside Date”).

•	We may, without the consent of Encysive, extend the offer for a subsequent offering period of up to 20 business days in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

•	We may, without the consent of Encysive, (i) extend the Offer, if at any scheduled expiration date of the Offer any of the conditions to our obligation to purchase the Shares have not been satisfied or waived, for one or more periods of not more than 10 business days each, until such time as such conditions are satisfied or waived, (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or the staff thereof applicable to the Offer, or (iii) extend the Offer for one or more periods for an aggregate period of not more than 20 business days beyond the latest expiration date that would otherwise be permitted if, on such expiration date, there have not been tendered and not withdrawn that number of Shares that, together with any shares then owned by us, would equal 90% or more of the issued and outstanding Shares. If we extend the Offer pursuant to clause (iii), we must waive during such extension certain conditions to our obligation to purchase the Shares (each condition set forth in Section 15 — “Certain Conditions of the Offer” other than the conditions in paragraphs (a), (b) and (f) thereof, the Minimum Tender Condition and the Regulatory Condition).

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A., which is the depositary for the Offer (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

If we must elect to provide or extend any subsequent offering period, a public announcement of such inclusion or extension will be made no later than 9:00 a.m., New York City time, on the next business day following the Expiration Date or date of termination of any prior subsequent offering period.

See Section 1 — “Terms of the Offer.”

S-iii

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•	the satisfaction of the Minimum Tender Condition. The Minimum Tender Condition requires that the number of Shares which have been validly tendered in accordance with the terms of the Offer and not withdrawn prior to the expiration of the Offer represents more than 50% of the then issued and outstanding Shares (counting as issued and outstanding for these purposes the number of Shares for which then outstanding and unexercised warrants and in-the-money options may be exercised);

•	the satisfaction of the Regulatory Condition. The Regulatory Condition requires the expiration or termination of all statutory waiting periods (and any extensions thereof) applicable to the purchase of Shares in the Offer under the HSR Act, and any applicable foreign antitrust, competition or merger control laws; and

•	since February 20, 2008, there not having occurred any event, change, or development of a state of facts that, individually or in the aggregate, has had or would reasonably be expected to have, a Company Material Adverse Effect (as defined in the Merger Agreement).

The Offer also is subject to a number of other conditions set forth in this Offer to Purchase. We expressly reserved the right to waive any such conditions, but we cannot, without Encysive’s consent, waive the Minimum Tender Condition or add to or modify the conditions to the Offer in any manner adverse to the holders of the Shares. There is no financing condition to the Offer.

See Section 15 — “Certain Conditions of the Offer.”

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, not later than the date and time the Offer expires. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, the institution that holds your Shares can tender your Shares on your behalf, and may be able to tender your Shares through the Depositary. You should contact the institution that holds your Shares for more details.

If you are unable to deliver everything that is required to tender your Shares to the Depositary by the expiration of the Offer, you may obtain a limited amount of additional time by having a broker, a bank or another fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary using the enclosed Notice of Guaranteed Delivery. To validly tender Shares in this manner, however, the Depositary must receive the missing items within the time period specified in the notice.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Offer has expired. In addition, if we have not accepted your Shares for payment by May 2, 2008, you may withdraw them at any time after that date until we accept Shares for payment. This right to withdraw will not, however, apply to Shares tendered in any subsequent offering period, if one is provided. See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares. See Section 4 — “Withdrawal Rights.”

S-iv

What does the Encysive Board think of the Offer?

The Encysive Board of Directors, among other things, has unanimously (i) approved and declared advisable, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Encysive and the stockholders of Encysive and (iii) recommended that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer and, if necessary, approve the Merger Agreement.

A more complete description of the reasons of the Encysive Board’s approval of the Offer and the Merger is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to you together with this Offer to Purchase.

If a majority of the Shares are tendered and accepted for payment, will Encysive continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger. If the Merger takes place, Encysive no longer will be publicly owned. Even if for some reason the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly held Shares that Encysive’s common stock will no longer be eligible to be traded through the NASDAQ Global Market or other securities exchanges, there may not be an active public trading market for Encysive common stock, and Encysive may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies.

See Section 13 — “Certain Effects of the Offer.”

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are satisfied, the Purchaser will merge with and into Encysive and all then outstanding Shares (other than those held by Encysive, Pfizer or their wholly-owned subsidiaries or by stockholders who exercise appraisal rights under Delaware law) will be cancelled and converted in the Merger into the right to receive an amount in cash equal to the highest price per Share paid pursuant to the Offer, without interest thereon and less any required withholding taxes. If we purchase Shares in the Offer, we will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of Encysive. Furthermore, if pursuant to the Offer or otherwise we own in excess of 90% of the outstanding Shares, we may effect the Merger without any further action by the stockholders of Encysive.

See Section 11 — “The Merger Agreement.”

If the Merger is consummated, Encysive’s stockholders who do not tender their Shares in the Offer will, unless they validly exercise appraisal rights (as described below), receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer and the Merger are consummated, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you will be paid earlier if you tender your Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Shares in the Offer but will be available to you in the Merger. See Section 17 — “Appraisal Rights.” If the Offer is consummated but the Merger is not consummated, however, the number of Encysive’s stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described below, Encysive may cease making filings with the SEC or otherwise may not be required to comply with the rules relating to publicly held companies.

See the “Introduction” to this Offer to Purchase and Section 13 — “Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On February 19, 2008, the last full day of trading before the public announcement of the terms of the Offer and the Merger, the reported closing sales price of the Shares on Nasdaq was $1.08 per Share. On

S-v

February 29, 2008, the second to last full day of trading before the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $2.30 per Share. The Offer Price represents a premium of 183% over Encysive’s volume weighted average share price for the 20 trading days immediately preceding the public announcement of the Offer and the Merger and a premium of 118% over the closing price on the last full day of trading before the public announcement of the Offer and the Merger.

We encourage you to obtain a recent quotation for Shares of Encysive common stock in deciding whether to tender your Shares.

See Section 6 — “Price Range of Shares; Dividends.”

What is the “Top-Up Option” and when will it be exercised?

Under the Merger Agreement, if we do not acquire at least 90% of the outstanding Shares in the Offer after our acceptance of, and payment for Shares pursuant to the Offer, we have the option, subject to certain limitations, to purchase from Encysive up to a number of additional Shares sufficient to cause us (including any of our subsidiaries) to own one share more than 90% of the Shares then outstanding at a price per Share equal to the Offer Price to enable us to effect a short-form merger. We refer to this option as the “Top-Up Option.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, stockholders will be entitled to appraisal rights in connection with the Merger if they do not tender Shares in the Offer and do not vote in favor of the Merger, subject to and in accordance with Delaware law. Stockholders must properly perfect their right to seek appraisal under Delaware law in connection with the Merger in order to exercise appraisal rights.

See Section 17 — “Appraisal Rights.”

What will happen to my employee stock options in the Offer?

The Offer is made only for Shares and is not made for any employee stock options to purchase Shares that were granted under any Encysive stock plan (“Options”). Pursuant to the Merger Agreement, each Option that is outstanding immediately prior to the effective time of the Merger will be cancelled and terminated and converted at that time into the right to receive an amount in cash, without interest and less any required withholding taxes, equal to the excess of the Offer Price over the per Share exercise price of the Option for each Share subject to the Option. If the exercise price of the Option equals or exceeds the Offer Price, no cash payment will be due and owing.

What will happen to my Phantom Units in the Offer?

The Offer is made only for Shares and is not made for any Phantom Units granted under any Encysive stock plan (“Phantom Units”). Pursuant to the Merger Agreement, (i) each Phantom Unit will become fully vested and deemed earned in full effective as of the day immediately preceding the date of acceptance for payment of the Shares pursuant to the Offer, (ii) each holder of a Phantom Unit will thereafter become entitled to receive in cash (subject to amounts required to be withheld by law), within 30 days after the day immediately preceding the date of acceptance for payment of the Shares pursuant to the Offer, the amount payable thereunder to the holder thereof pursuant to the terms of such Phantom Unit and the related stock plan under which it was granted and (iii) any forfeiture provisions applicable to the Phantom Units will lapse as of the acceptance for payment of Shares pursuant to the Offer.

What are the material United States federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, you will recognize capital gain or loss in an amount equal to the difference between the amount of cash you receive and your adjusted tax basis in the Shares sold pursuant

S-vi

to the Offer or exchanged for cash pursuant to the Merger. This capital gain or loss will be long-term capital gain or loss if you have held the Shares for more than one year as of the date of your sale or exchange of the Shares pursuant to the Offer or the Merger. See Section 5 — “Certain United States Federal Income Tax Consequences” for a more detailed discussion of the tax treatment of the Offer.

We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call Georgeson Inc. at (800) 546-8249 (toll-free) or Lazard Frères & Co. LLC at (212) 632-1563. Georgeson Inc. is acting as the information agent (the “Information Agent”) and Lazard Frères & Co. LLC is acting as the dealer manager (the “Dealer Manager”) for our tender offer. See the back cover of this Offer to Purchase for additional contact information.

S-vii

To the Holders of Shares of
Common Stock of Encysive Pharmaceuticals Inc.:

INTRODUCTION

We, Explorer Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Pfizer Inc., a Delaware corporation (“Pfizer”), are offering to purchase for cash all outstanding shares of common stock, par value $0.005 per share (including the associated preferred stock purchase rights, the “Shares”), of Encysive Pharmaceuticals Inc., a Delaware corporation (“Encysive” or the “Company”), at a price of $2.35 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which collectively, as each may be amended or supplemented from time to time, constitute the “Offer”).

We are making the Offer pursuant to an Agreement and Plan of Merger, dated as of February 20, 2008 (as it may be amended from time to time, the “Merger Agreement”), by and among Pfizer, the Purchaser and Encysive. The Merger Agreement provides, among other things, for the making of the Offer and also provides that following the consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into Encysive (the “Merger”) with Encysive continuing as the surviving corporation, wholly-owned by Pfizer. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares held by Encysive, Pfizer or the Purchaser, or their wholly-owned subsidiaries, all of which will be cancelled and retired and shall cease to exist, and any Shares held by stockholders who validly exercise their appraisal rights in connection with the Merger as described in Section 17 — “Appraisal Rights”), will be converted into the right to receive an amount in cash equal to the highest price per Share paid in the Offer, without interest thereon and less any required withholding taxes. The Merger Agreement is more fully described in Section 11 — “The Merger Agreement,” which also contains a discussion of the treatment of employee stock options and phantom units.

Tendering stockholders who are record owners of their Shares and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Encysive Board of Directors, among other things, has unanimously (i) approved and declared advisable, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Encysive and the stockholders of Encysive and (iii) recommended that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer and, if necessary, approve the Merger Agreement.

The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Tender Condition (as described below), (ii) the expiration or termination of all statutory waiting periods (and any extensions thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any applicable foreign laws regulating antitrust, competition or merger control (the “Regulatory Condition”) and (iii) since February 20, 2008, there not having occurred any event, change, or development of a state of facts that, individually or in the aggregate, has had or would reasonably be expected to have, a Company Material Adverse Effect (as defined in the Merger Agreement). The Minimum Tender Condition requires that the number of Shares which have been validly tendered and not withdrawn prior to the expiration of the Offer represent more than 50% of the then issued and outstanding Shares (counting as issued and outstanding for these purposes the number of Shares for which then outstanding and unexercised warrants and in-the-money options may be exercised). The Offer also is subject to other conditions set forth in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

Encysive has advised Pfizer that Morgan Stanley & Co. Incorporated (“Morgan Stanley”), Encysive’s financial advisor, rendered its opinion to Encysive’s Board of Directors to the effect that, as of February 20, 2008 and based upon and subject to the factors and assumptions set forth therein, the Offer Price to be received by the holders of Shares in the Offer and the Merger was fair from a financial point of view to such holders. The full text of Morgan Stanley’s written opinion, dated as of February 20, 2008, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex I to Encysive’s Solicitation/Recommendation Statement on Schedule 14D-9 to be filed with the Securities and Exchange Commission (the “SEC”) and which will be mailed to Encysive’s stockholders with this Offer to Purchase. Morgan Stanley provided its opinion for the information and assistance of Encysive’s Board of Directors in connection with its consideration of the Offer and the Merger. The Morgan Stanley opinion does not constitute a recommendation as to whether or not you should tender Shares in connection with the Offer or how you should vote with respect to the Merger or the adoption of the Merger Agreement or any other matter.

Consummation of the Merger is conditioned upon, among other things, the adoption of the Merger Agreement by the requisite vote of stockholders of Encysive, if required by Delaware law. Under Delaware law, the affirmative vote of a majority of the outstanding Shares is the only vote of any class or series of Encysive’s capital stock that would be necessary to adopt the Merger Agreement at any required meeting of Encysive’s stockholders. If we purchase Shares in the Offer, we will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of Encysive. In addition, Delaware law provides that if a corporation owns at least 90% of the outstanding shares of each class of a subsidiary corporation, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the Board of Directors or the stockholders of such other corporation. Under the Merger Agreement, if, after the expiration of the Offer or the expiration of any subsequent offering period, the Purchaser and Pfizer, taken together, own at least 90% of the outstanding Shares (including Shares issued pursuant to the Top-Up Option), Pfizer and Encysive are required to take all necessary and appropriate action to cause the Merger to become effective, without a meeting of the holders of Shares, in accordance with Section 253 of the Delaware General Corporation Law (“DGCL”).

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.  Terms of the Offer.

The Purchaser is offering to purchase all of the outstanding Shares of Encysive. According to Encysive, as of February 15, 2008, there were 80,962,765 Shares issued and outstanding, options to purchase 5,032,753 Shares issued and outstanding, 7,866,067 Shares reserved and available for issuance upon or otherwise deliverable in connection with the grant of awards under Encysive’s stock plans or the exercise of options and 7,692,305 Shares reserved and available for issuance upon or otherwise deliverable with the exercise of outstanding warrants.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4 — “Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, at the end of Monday, March 31, 2008, unless we, in accordance with the Merger Agreement, extend the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Tender Condition and the other conditions described in Section 15 — “Certain Conditions of the Offer.”

The Merger Agreement provides that we may, without the consent of Encysive, (i) extend the Offer, if at any scheduled Expiration Date any of the conditions to our obligation to purchase the Shares have not been satisfied or waived, for one or more periods up to 10 business days each until such time as such conditions are satisfied or waived, (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer, or (iii) extend the Offer for one or more periods for an aggregate period of not more than 20 business days beyond the latest Expiration Date that would otherwise be permitted if, on such Expiration Date, there have not been tendered and not withdrawn that number of Shares that, together with any Shares then owned by Pfizer, would equal more than 90% of the issued and outstanding Shares. If we extend the Offer pursuant to clause (iii), the Merger Agreement requires us to waive during such extension certain conditions to our obligation to purchase the Shares (each condition set forth in Section 15 — “Certain Conditions of the Offer” other than the conditions in paragraphs (a), (b) and (f) thereof, the Minimum Tender Condition and the Regulatory Condition). Notwithstanding the foregoing, the Merger Agreement provides that we may, without the consent of Encysive, make available a subsequent offering period (a “Subsequent Offering Period”) in accordance with Rule 14d-11 of the Exchange Act of 1934, as amended (the “Exchange Act”), for up to 20 business days. In addition, subject to our right to terminate the Merger Agreement (described herein under Section 11 — “The Merger Agreement”) in accordance with its terms, (i) if at the initially scheduled Expiration Date, any one or more of the Minimum Tender Condition, the Regulatory Condition or certain other conditions set forth in paragraphs (a), (b), (e) or (f) of Section 15 — “Certain Conditions of the Offer”) are not satisfied, we will, at the request of Encysive, extend the Offer for up to 10 business days and (ii) if at any extended Expiration Date, the Regulatory Condition or certain other conditions (as set forth in paragraphs (e) or (f) of Section 15 — “Certain Conditions of the Offer”) are not satisfied, we will, at the request of Encysive, extend the Offer for increments of not more than 10 business days until such time as such conditions are satisfied or waived but in no event beyond August 20, 2008 (the “Outside Date”).

We have agreed in the Merger Agreement that, without the consent of Encysive, we will not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) waive the Minimum Tender Condition, (iv) add to or modify the conditions to the Offer (as set forth in Section 15 — “Certain Conditions of the Offer”) in any manner adverse to the holders of Shares, (v) extend the Offer, except as described above, (vi) change the form of the consideration payable in the Offer or (vii) otherwise amend the Offer in a manner adverse to the holders of Shares.

If we extend the Offer, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment for Shares) for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Except as set forth above, and subject to the applicable rules and regulations of the SEC, we expressly reserve the right to waive any condition to the Offer (other than the Minimum Tender Condition, which may not be waived without Encysive’s prior consent), increase the Offer Price and/or modify the other terms of the Offer. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we currently intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten business day period generally is required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the expiration of the Offer, any of the conditions to the Offer have not been satisfied or upon the occurrence of any of the events set forth in Section 15 — “Certain Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer.

After the expiration of the Offer and acceptance of the Shares tendered in, and not withdrawn from, the Offer, we may, but are not obligated to, provide one or more subsequent offering periods. A subsequent offering period, if included, will be an additional period of up to 20 business days beginning on the next business day following the Expiration Date, during which any remaining stockholders may tender, but not withdraw, their Shares and receive the Offer Price. If we include a subsequent offering period, we will immediately accept and promptly pay for all Shares that were validly tendered during the initial offering period. During a subsequent offering period, tendering stockholders will not have withdrawal rights, and we will immediately accept and promptly pay for any Shares tendered during the subsequent offering period.

We do not currently intend to provide a subsequent offering period for the Offer, although we reserve the right to do so. If we elect to provide or extend any subsequent offering period, a public announcement of such inclusion or extension will be made no later than 9:00 a.m., New York City time, on the next business day following the Expiration Date or date of termination of any prior subsequent offering period.

Under the Merger Agreement, if we do not acquire at least 90% of the outstanding Shares in the Offer after our acceptance of, and payment for Shares pursuant to the Offer, we have the option (the “Top-Up Option”), exercisable upon the terms and conditions set forth in the Merger Agreement, to purchase from Encysive up to that number of Shares equal to a number of Shares that, when added to the number of Shares directly or indirectly owned by Pfizer at the time of such exercise, will constitute one share more than 90% of the Shares outstanding immediately after exercise of the Top-Up Option at a price per Share equal to the Offer Price.

Encysive has provided us with Encysive’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on Encysive’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.  Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 — “Certain Conditions of the Offer,” we will accept for payment and pay for Shares validly tendered and not withdrawn pursuant to the Offer on or after the Expiration Date. If we commence a subsequent offering period in connection with the Offer, we will immediately accept for payment and pay as soon as possible for all additional Shares tendered during such subsequent offering period, subject to and in compliance with the requirements of Rule 14d-11(e) under the Exchange Act. Subject to compliance with Rule 14e-1(c) under the

Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act and any applicable foreign antitrust, competition or merger control laws. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

3.  Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders.  In order for a stockholder validly to tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Book-Entry Transfer.  The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees.  No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery.  If a stockholder desires to tender Shares pursuant to the Offer and the Share certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, is received prior to the Expiration Date by the Depositary as provided below; and

•	the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three (3) trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by the Purchaser.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of the Purchaser, the Depositary, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment.  By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of the Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Encysive’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon the our acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders.

Backup Withholding.  Under the “backup withholding” provisions of United States federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service a portion of the amount of any payments pursuant to the Offer. In order to prevent backup federal income tax withholding with respect to payments to certain stockholders of the Offer Price for Shares purchased pursuant to the Offer, each such stockholder must provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) and certify that such stockholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal. Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) may not be subject to backup withholding. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the stockholder and payment to the stockholder pursuant to the Offer may be subject to backup withholding. All stockholders surrendering Shares pursuant to the Offer who are U.S. persons (as defined for U.S. federal income tax purposes) should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Foreign stockholders should complete and sign the appropriate Form W-8 (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. Such stockholders should consult a tax advisor to determine which Form W-8 is appropriate. See Instruction 8 of the Letter of Transmittal.

4.  Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after May 2, 2008.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share certificates, the serial numbers shown on such Share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

No withdrawal rights will apply to Shares tendered during a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1 — “Terms of the Offer.”

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of the Purchaser, the Depositary, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.  Certain United States Federal Income Tax Consequences.

The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to stockholders of Encysive whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders of Encysive. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with a retroactive effect. The discussion applies only to stockholders of Encysive in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. This discussion does not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to certain types of stockholders (such as insurance companies, tax-exempt organizations, financial institutions and broker-dealers) who may be subject to special rules. This discussion does not discuss the United States federal income tax consequences to any stockholder of Encysive who, for United States federal income tax purposes, is a nonresident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust, nor does it consider the effect of any foreign, state or local tax laws.

Because individual circumstances may differ, each stockholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer and the Merger on a beneficial holder of Shares, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and of changes in such laws.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a stockholder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss provided that a stockholder’s holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Capital gains recognized by an individual upon a disposition of a Share that has been held for more than one year generally will be subject to a maximum United States federal income tax rate of 15%. In the case of a Share that has been held for one year or less, such capital gains generally will be subject to tax at ordinary income tax rates. Certain limitations apply to the use of a stockholder’s capital losses.

A stockholder whose Shares are purchased in the Offer or exchanged for cash pursuant to the Merger may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

6.  Price Range of Shares; Dividends.

The Shares currently trade on the NASDAQ Global Market (“Nasdaq”) under the symbol “ENCY.” According to Encysive, as of February 15, 2008, there were 80,962,765 Shares issued and outstanding; Options to purchase 5,032,753 Shares; 7,866,067 Shares reserved for issuance under the Stock Plans (including upon exercise of the Options); outstanding Warrants exercisable for 7,692,305 Shares and such number of Shares were reserved for issuance upon exercise of the Warrants; $130,000,000 outstanding in aggregate principal amount of Encysive’s 2.50% Convertible Notes due 2012 convertible into 9,322,001 Shares and such number of Shares were reserved for issuance upon conversion of the Notes.

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period within the three preceding fiscal years, as reported by Nasdaq based on published financial sources.

	High	Low

Year Ended December 31, 2005
First Quarter	$11.80	$8.73
Second Quarter	11.21	9.42
Third Quarter	13.03	10.67
Fourth Quarter	11.53	7.00
Year Ended December 31, 2006
First Quarter	$9.88	$4.60
Second Quarter	7.01	3.37
Third Quarter	7.01	3.69
Fourth Quarter	6.88	4.17
Year Ending December 31, 2007
First Quarter	$4.04	$2.59
Second Quarter	4.78	1.71
Third Quarter	2.11	1.47
Fourth Quarter	1.63	0.60
Year Ending December 31, 2008
First Quarter (through February 29, 2008)	$2.31	$0.60

On February 19, 2008, the last full day of trading before the public announcement of the terms of the Offer and the Merger, the reported closing sales price of the Shares on Nasdaq was $1.08 per Share. On February 29, 2008, the second to last full day of trading before the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $2.30 per Share. The Offer Price represents a premium of 183% over Encysive’s volume weighted average share price for the 20 trading days immediately preceding the public announcement of the Offer and the Merger and a premium of 118% over the closing price on the last full day of trading before the public announcement of the Offer and the Merger. Encysive has never paid any dividends on the Shares. Stockholders are urged to obtain a current market quotation for the Shares.

7.  Certain Information Concerning Encysive.

Except as specifically set forth herein, the information concerning Encysive contained in this Offer to Purchase has been taken from or is based upon information furnished by Encysive or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Encysive’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, we do not assume any responsibility for the accuracy or completeness of the information concerning Encysive, whether furnished by Encysive or contained in such documents and records, or for any failure by Encysive to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

General.  Encysive is a Delaware corporation with its principal offices located at 4848 Loop Central Drive, Suite 700, Houston, Texas, 77081 USA. The telephone number for Encysive is (713) 796-8822. According to Encysive’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007, Encysive is a global biopharmaceutical company that engages in the discovery, development and commercialization of novel, synthetic, small molecule compounds to address unmet medical needs. Encysive’s research and development programs focus predominantly on the treatment and prevention of interrelated diseases of the vascular endothelium with expertise in the area of the intravascular inflammatory process and vascular diseases.

Available Information.  The Shares are registered under the Exchange Act. Accordingly, Encysive is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Encysive’s directors and officers, their remuneration, stock options granted to them, the principal holders of Encysive’s securities, any material interests of such persons in transactions with Encysive and other matters is required to be disclosed in proxy statements, the last one having been filed with the SEC on March 27, 2007 and distributed to the Encysive’s stockholders. Such information also will be available in Encysive’s Solicitation/Recommendation Statement on Schedule 14D-9 and the Information Statement. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Encysive, that file electronically with the SEC.

Summary Financial Information.  Set forth below is certain summary financial information for Encysive and its consolidated subsidiaries excerpted from Encysive’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007, and its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006. More comprehensive financial information is included in such reports and other documents filed by Encysive with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the SEC in the manner set forth above.

	Nine Months Ended		Year Ended
	September 30,		December 31,
	2007	2006	2006	2005
	(In thousands, except per share amounts)

Operating Data
Total revenues	23,130	13,555	18,995	14,006
Loss from operations	(77,827)	(83,873)	(109,390)	(76,212)
Net loss	(86,303)	(83,589)	(109,283)	(74,877)
Basic and diluted net loss per share:	(1.28)	(1.43)	(1.86)	(1.31)

	September 30,		December 31,
	2007	2006	2006	2005
	(In thousands)

Balance Sheet Data
Total assets	77,232	69,387	63,137	146,702
Total liabilities	213,834	157,104	156,854	157,437
Stockholder’s equity	(136,602)	(87,717)	(93,717)	(10,735)

8.  Certain Information Concerning Pfizer and the Purchaser.

Pfizer is a Delaware corporation. Pfizer’s principal executive offices are located at 235 East 42nd Street, New York, New York, 10017 USA. The telephone number of Pfizer’s principal executive offices is (212) 573-2323. Pfizer is a research-based, global pharmaceutical company. Pfizer discovers, develops, manufactures and markets leading prescription medicines for humans and animals.

Purchaser is a Delaware corporation and a wholly-owned subsidiary of Pfizer. Purchaser was organized by Pfizer to acquire Encysive and has not conducted any unrelated activities since its organization. All outstanding shares of the capital stock of the Purchaser are wholly-owned by Pfizer. The Purchaser’s principal executive offices are located at the same address as Pfizer’s principal executive office listed above, and its telephone number at that address is the same telephone number as Pfizer’s telephone number listed above.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Purchaser and Pfizer are listed in Schedule I to this Offer to Purchase.

During the last five years, none of Purchaser, Pfizer or, to the best knowledge of Purchaser and Pfizer, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as described in this Offer to Purchase and in Schedule I hereto, (i) none of Pfizer, the Purchaser or, to the best knowledge of Pfizer and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Pfizer or the Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Pfizer, the Purchaser or, to the best knowledge of Pfizer and the Purchaser, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Pfizer, the Purchaser or, to the best knowledge of Pfizer and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Encysive, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of Pfizer, the Purchaser or, to the best knowledge of Pfizer and the Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with Encysive or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Pfizer or any of its subsidiaries or, to the best knowledge of Pfizer, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Encysive or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years. None of the persons listed in Schedule I has, during the past five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Available Information.  Pfizer is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports and other information with the SEC relating to its business, financial condition and other matters. Such reports and other information are available for inspection and copying at the offices of the SEC in the same manner as set forth with respect to Encysive in Section 7 — “Certain Information Concerning Encysive.”

9.  Source and Amount of Funds.

The Purchaser estimates that it will need approximately $200 million to purchase all of the Shares pursuant to the Offer and to consummate the Merger (which estimate includes payment in respect of outstanding in-the-money options), plus related fees and expenses. Pfizer will provide the Purchaser with sufficient funds to purchase all Shares properly tendered in the Offer and to provide funding for our Merger with Encysive, which is expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. The Offer is not conditioned upon Pfizer’s or the Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. In addition, Pfizer expects that following completion of the Offer, Encysive may become obligated to pay an aggregate of approximately $144 million to holders of outstanding Encysive warrants and convertible notes pursuant to applicable change-of-control provisions. Pfizer expects to obtain the necessary funds from existing cash balances, cash equivalents and currently available sources of credit.

The Purchaser does not think its financial condition is relevant to a decision by the holders of Shares whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Purchaser, through its parent company, Pfizer, will have sufficient funds available to purchase all Shares successfully tendered in the Offer in light of Pfizer’s financial capacity in relation to the amount of consideration payable;

•	the Offer is not subject to any financing condition; and

•	if the Purchaser consummates the Offer, it expects to acquire any remaining Shares for the same cash price in the Merger.

10.  Background of the Offer; Past Contacts or Negotiations with Encysive.

•	On September 11, 2007, representatives of Morgan Stanley contacted Pfizer to ascertain whether Pfizer was interested in considering a possible transaction involving Encysive. At this time, Morgan Stanley provided Pfizer with a draft form of a confidentiality agreement and a two-page informational document on Encysive.

•	On October 3, 2007, representatives of Morgan Stanley again contacted Pfizer for purposes of considering whether Pfizer would have an interest in considering a possible acquisition of or other transaction involving Encysive.

•	On October 9, 2007, Pfizer executed a confidentiality agreement for purposes of receiving detailed information about Encysive, including its proprietary product portfolio.

•	Shortly after the execution of the confidentiality agreement, Morgan Stanley provided Pfizer with a copy of a confidential information memorandum from Encysive containing information about Encysive, its product portfolio, research and development programs, its financial condition and its operations.

•	On October 17, 2007, Pfizer received a letter from Morgan Stanley outlining the procedures for submissions of non-binding indications of interest relating to Encysive, which were to be due on November 20, 2007.

•	On November 2, 2007, Pfizer engaged Lazard Frères & Co. LLC (“Lazard”) to be its financial advisor with respect to a potential transaction involving Encysive.

•	On November 2, 2007, Pfizer submitted to Morgan Stanley technical questions relating to Thelin and TBC-3711 arising from Pfizer’s review of the confidential information memorandum provided by Encysive.

•	On November 7, 2007, representatives of Pfizer spoke by telephone with representatives of Encysive and Morgan Stanley regarding the technical questions previously submitted by Pfizer.

•	On November 16, 2007, Morgan Stanley informed Pfizer that the deadline for the non-binding initial indications of interest involving Encysive would be postponed from November 20 until December 7, 2007.

•	On December 11, 2007, Pfizer submitted a non-binding preliminary indication of interest to acquire 100% of the outstanding capital stock of Encysive at a price of $1.25 per Share. The indication of interest was, among other things, subject to satisfactory completion of due diligence, negotiation of a mutually-acceptable agreement and plan of merger, and approval by Pfizer’s Board of Directors.

•	On December 12, 2007, Morgan Stanley notified Lazard that on the basis of its indication of interest, Pfizer would be admitted to the second round of the auction process. This initial notification was followed by a teleconference among representatives of Pfizer, Lazard and Morgan Stanley to outline envisioned next steps.

•	On December 12, 2007, Pfizer received a process letter from Morgan Stanley outlining the procedures for the submission of second-round bids due on January 14, 2008.

•	On December 13, 2007, Pfizer formed an internal team to formally initiate Pfizer’s due diligence and approval process to acquire Encysive. This meeting marked the commencement of Pfizer’s formal internal analysis and strategic review of Encysive.

•	On December 13, 2007, Encysive made an electronic data room available to Pfizer’s representatives and over the next several weeks until signing of the merger agreement, Pfizer conducted documentary and other due diligence of materials made available from time to time in the electronic data room and through numerous telephone conferences and e-mail correspondence with Encysive and its representatives.

•	On December 17, 2007, representatives of Pfizer, Lazard and Morgan Stanley held a teleconference to discuss the process for the submission of second round bids.

•	On December 18 and 21, 2007, representatives of Pfizer conducted scientific due diligence in London, England by assessing electronic data provided by Encysive at the offices of Encysive’s legal advisor, Covington & Burling LLP (“Covington”). Representatives of Encysive were not present.

•	On December 19, 2007, representatives of Pfizer attended a scientific due diligence session in London, England where certain members of Encysive’s senior management team presented a technical overview of Thelin and ongoing clinical and pre-clinical programs.

•	On December 30, 2007, Morgan Stanley informed Pfizer that the deadline for second-round bids, together with a marked-up form of merger agreement, would be extended to January 31, 2008 for all parties.

•	On January 4, 15 and 16, 2008, representatives of Pfizer conducted a scientific due diligence session in London by assessing electronic data provided by Encysive at Covington’s offices. Representatives of Encysive were not present.

•	On January 7 and 14, 2008, telephonic meetings were held between the patent counsel of each of Pfizer and Encysive to review Encysive’s patent portfolio.

•	On January 14, 2008, Morgan Stanley sent Pfizer a draft merger agreement for purposes of Pfizer’s submission of its second-round final bid due on January 31, 2008.

•	On January 16, 2008, representatives of Pfizer, Lazard, Weil, Gotshal & Manges LLP (“Weil,” Pfizer’s legal advisor), Encysive, Morgan Stanley, and Covington convened at Covington’s offices in New York for a corporate overview presented by Encysive’s management. Separate detailed commercial, technical, financial and legal diligence sessions also took place on that date.

•	On January 17, 2008, representatives of Pfizer conducted a scientific due diligence session by assessing electronic data provided by Encysive at Covington’s offices in New York. Representatives of Encysive were not present.

•	On January 22, 2008, Pfizer and Encysive supplemented their confidentiality agreement to provide Pfizer with access to additional confidential information about Encysive.

•	On January 22, 2008, representatives of Pfizer spoke by telephone with representatives of Encysive and Morgan Stanley to discuss drug regulatory matters.

•	On January 23, 24 and 25, 2008, representatives of Pfizer visited Encysive’s third-party contract manufacturing organizations for purposes of Pfizer’s due diligence review.

•	On January 25, 2008, representatives of Pfizer spoke by telephone with representatives of Encysive and Morgan Stanley to discuss scientific matters.

•	On January 31, 2008, Pfizer submitted its second-round proposal reaffirming its prior indication of interest to acquire Encysive for $1.25 per Share by way of a cash tender offer. The proposal was subject to, among other things, completion of outstanding due diligence, negotiation of a mutually acceptable merger agreement, and approval by the Pfizer Board of Directors. The bid submission included Pfizer’s comments to Encysive’s proposed form of the merger agreement and a list of outstanding due diligence items.

•	On February 1, 2008, Morgan Stanley informed Lazard and Pfizer that it had received several offers but that it contemplated that only two would be considered further by the Encysive Board of Directors: Pfizer’s and a bid for the European assets of Encysive (“European Asset Bid”). Morgan Stanley communicated to Lazard and Pfizer that the cash component of the European Asset Bid provided greater overall value for Encysive’s stockholders.

•	On February 5, 2008, representatives of Pfizer and Lazard again spoke with representatives of Morgan Stanley regarding Pfizer’s proposal. Subsequent to this conversation, Pfizer increased its bid to $1.65 per Share in advance of the Encysive Board of Directors meeting scheduled to take place the following day.

•	On February 7, 2008, Morgan Stanley informed Lazard and Pfizer that the Encysive Board of Directors had directed Encysive to pursue negotiation of the European Asset Bid as the Pfizer bid was still not competitive with the value offered pursuant to the European Asset Bid. Pfizer requested guidance from Morgan Stanley for the price at which Encysive’s Board of Directors would be willing to consider pursuing a transaction with Pfizer involving the sale of all of Encysive as opposed to the European Asset Bid.

•	On February 8, 2008, Morgan Stanley informed Pfizer and Lazard that Pfizer would be required to raise its offer to an amount no less than $2.00 per Share to be competitive with the European Asset Bid.

•	On February 10, 2008, Pfizer increased its bid to $2.00 per Share and was informed by Morgan Stanley that Encysive was prepared to negotiate Pfizer’s proposal, and that the European Asset Bid was no longer under consideration. Later that day, Covington sent a revised draft of the merger agreement to Pfizer and Weil.

•	On February 12, 2008, Morgan Stanley informed Lazard that Encysive had received a bid from another party (but which was subject to certain conditions, including further due diligence) and indicated that yet another bidder had orally committed to raising its bid. Morgan Stanley communicated Encysive’s willingness to proceed in negotiations with Pfizer.

•	On February 13-15, 2008, merger agreement negotiations took place among representatives of Pfizer, Lazard, Weil, Encysive, Morgan Stanley and Covington.

•	On February 16, 2008, Morgan Stanley informed Lazard that Encysive had received a revised offer from a competing party (“Competing Party”) for 100% of the share capital of Encysive at a value greater than $2.00 per Share with more favorable merger agreement terms than those of Pfizer. Morgan Stanley informed Lazard that all bidders had until the evening of Monday, February 18 to submit best and final bids. Lazard requested that the deadline for best and final offers be pushed back to February 19, in light of the holiday on February 18. In a subsequent conversation, Morgan Stanley confirmed to Lazard that both Pfizer and the Competing Party would have until 5:00 pm on February 19 to submit best and final offers.

•	On February 17, 2008, Covington submitted a revised draft merger agreement to Weil.

•	On February 18, 2008, negotiations on the merger agreement and disclosure schedules among representatives of Pfizer, Encysive, Weil, and Covington continued.

•	On February 19, 2008, the Pfizer Board of Directors met and authorized Pfizer to submit a bid at $2.35 per Share and approved the merger agreement and transactions contemplated thereby. Pfizer submitted a revised bid to Morgan Stanley and Encysive. Pfizer’s proposal indicated that it was Pfizer’s expectation to sign and announce the transaction before the open of business the following day. After a meeting of the Encysive Board of Directors, Morgan Stanley informed Lazard that the Encysive Board of Directors had accepted Pfizer’s bid. Representatives of Pfizer, Weil, Encysive, and Covington then held numerous telephone conferences to finalize documents for signing.

•	On the morning of February 20, 2008, the Encysive Board of Directors approved the merger and representatives of Pfizer, Explorer Acquisition Corp. and Encysive executed the definitive merger agreement. Shortly thereafter, Pfizer and Encysive issued a joint press release announcing the transaction.

11.  The Merger Agreement.

The following is a summary of the material provisions of the Merger Agreement. The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. The Merger Agreement is not intended to provide you with any other factual information about Pfizer, the Purchaser or Encysive. Such information can be found elsewhere in this Offer to Purchase.

The Offer.  The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable, but in no event later than ten business days after the date of the Merger Agreement, which was February 20, 2008. The obligations of the Purchaser to (and the obligations of Pfizer to cause the Purchaser to) commence the Offer and to accept for payment, and pay for, Shares tendered pursuant to the Offer are subject to the satisfaction or waiver of certain conditions that are described in Section 15 — “Certain Conditions of the Offer.” The Purchaser expressly reserves the right to increase the Offer Price and to extend the Offer to the extent required by law in connection with such increase, to waive any condition to the Offer and/or modify the terms of the Offer, except that without the consent of Encysive, the Purchaser shall not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) waive the Minimum Tender Condition, (iv) add to or modify the conditions to the Offer (as set forth in Section 15 — “Certain Conditions of the Offer”) in any manner adverse to the holders of Shares, (v) extend the Offer, except as described herein, (vi) change the form of the consideration payable in the Offer or (vii) otherwise amend the Offer in a manner adverse to the holders of Shares.

The Merger Agreement provides that the Purchaser may, without the consent of Encysive, (i) extend the Offer, if at the scheduled Expiration Date any of the conditions to the obligation to purchase the Shares have not been satisfied or waived, for one or more periods up to 10 business days each until such time as such conditions are satisfied or waived, (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer, or (iii) extend the Offer for one or more periods for an aggregate period of not more than 20 business days beyond the latest expiration date that would otherwise be permitted if, on such Expiration Date, there have not been tendered and not withdrawn that number of Shares that, together with any Shares then owned by Pfizer, would equal more than 90% of the issued and outstanding Shares. If the Purchaser extends the Offer pursuant to clause (iii), the Merger Agreement requires the Purchaser to waive during such extension certain conditions to its obligation to purchase the Shares (each condition set forth in Section 15 — “Certain Conditions of the Offer” other than the conditions in paragraphs (a), (b) and (f) thereof, the Minimum Tender Condition and the Regulatory Condition). Notwithstanding the foregoing, the Merger Agreement provides that Pfizer and the Purchaser may, without the consent of Encysive, make available a subsequent offering period (a “Subsequent Offering Period”) in accordance with Rule 14d-11 of the Exchange Act for up to 20 business days. In addition, subject to Pfizer’s right to terminate the Merger Agreement (described herein under Section 11 — “The Merger Agreement”) in accordance with its terms, (i) if at the initially scheduled Expiration Date, any one or more of the Minimum Tender Condition, the Regulatory Condition or certain other conditions set forth in paragraphs (a), (b), (e) or (f) of Section 15 — “Certain Conditions of the Offer” are not satisfied, the Purchaser shall, at the request of Encysive, extend the Offer for up to 10 business days and (ii) if at any extended expiration date of the Offer, the Regulatory Condition or certain other conditions (as set forth in paragraphs (e) or (f) of Section 15 — “Certain Conditions of the Offer”) are not satisfied, at the request of Encysive, Purchaser shall, and Pfizer shall cause Purchaser to, extend the Offer for increments of not more than 10 business days until such time as such conditions are satisfied or waived, but in no event beyond August 20, 2008 (the “Outside Date”).

Top-Up Option.  Encysive granted the Purchaser an assignable and irrevocable option to purchase from Encysive the number of newly issued shares of Encysive common stock (the “Top-Up Option Shares”) equal to the number of Shares, when added to the number of Shares owned by Pfizer and its subsidiaries immediately following consummation of the Offer, constitutes one share more than 90% of the number of Shares then outstanding (after giving effect to the issuance of the Top-Up Option Shares) for a cash purchase price per Top-Up Option Share equal to the Offer Price. The maximum number of Shares subject to the Top-Up option shall not exceed the number of Shares equal to 19.9% of the Shares outstanding immediately prior to the issuance of the Top-Up Option Shares. The exercise of the Top-Up Option by Purchaser is subject to certain conditions set forth in Section 2.7 of the Merger Agreement.

The Merger.  The Merger Agreement provides that, at the effective time of the Merger (the “Effective Time”), the Purchaser will be merged with and into Encysive with Encysive being the surviving corporation (the “Surviving Corporation”). Following the Merger, the separate existence of the Purchaser will cease, and Encysive will continue as the Surviving Corporation, wholly-owned by Pfizer. The directors of the Purchaser immediately prior to the Effective Time will be the directors of the Surviving Corporation.

Pursuant to the Merger Agreement, at the Effective Time, each Share that is held by Encysive, Pfizer, the Purchaser or by their wholly-owned subsidiaries, shall automatically be canceled and retired and shall cease to exist, and no cash or other consideration shall be delivered in exchange therefor.

Each Share issued and outstanding immediately prior to the Effective Time (other than Shares to be canceled in accordance with the foregoing sentence and Appraisal Shares (as defined below)) shall be canceled and converted into the right to receive the highest price per Share paid pursuant to the Offer, without interest thereon and less any required withholding taxes (the “Merger Consideration”). As of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate representing any such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest.

Shares outstanding immediately prior to the Effective Time held by a holder (if any) who is entitled to demand, and who properly demands, appraisal for such Shares in accordance with Section 262 of the DGCL (“Appraisal Shares”) shall not be converted into a right to receive the Merger Consideration unless such holder fails to perfect or shall have effectively withdrawn or otherwise lost such holder’s right to appraisal, if any. Such stockholders shall be entitled to receive payment of the fair value of such Shares held by them in accordance with the provisions of Section 262 of the DGCL.

Encysive Options, Phantom Units, Restricted Stock and Warrants.  The Merger Agreement provides, that prior to the Effective Time, Encysive will take all actions necessary to provide that each Option (as defined herein) to purchase Shares pursuant to the Stock Plans (as defined herein) outstanding immediately prior to the Effective Time (whether or not then vested or exercisable) will be cancelled and terminated and converted at the Effective Time into the right to receive a cash amount equal to the Option Consideration (as defined herein) for each Share then subject to the Option (without interest and less applicable withholding taxes) or if the Option Consideration is a negative number, no such cash payment will be due and owing. Option Consideration means, with respect to each Share under a particular Option, an amount equal to (i) the Merger Consideration per Share, less (ii) the exercise price payable in respect of each Share under such Option. Options means any option granted, and, immediately before the Effective Time not exercised, expired or terminated, to a current or former employee, director or independent contractor of Encysive or any of its subsidiaries or any former subsidiary or predecessor thereof to purchase Shares pursuant to the Stock Plans. Stock Plans means Encysive’s Amended and Restated 1990 Incentive Stock Option Plan, Amended and Restated 1992 Incentive Stock Option Plan, Amended and Restated 1995 Stock Option Plan, Amended and Restated 1995 Non-Employee Director Stock Option Plan, Amended and Restated 1999 Stock Inventive Plan and 2007 Incentive Plan, as amended. Prior to the Effective Time, Encysive will take all actions necessary to terminate all of the Stock Plans, effective at or before the Effective Time.

The Merger Agreement further provides that as soon as practicable following the date of the Merger Agreement, Encysive’s Board of Directors (or a committee thereof) shall adopt resolutions or take such other actions required so that, subject to the terms of the Stock Plans and the grants thereunder, (i) each Phantom Unit will become fully vested and deemed earned in full effect as of the day immediately preceding the date of acceptance for payment of the Shares pursuant to the Offer, (ii) each holder of a Phantom Unit will thereafter be entitled to receive cash (less any applicable withholding taxes), within 30 days of the day immediately preceding the date of acceptance for Shares pursuant to the Offer, equal to the amount payable to the holder pursuant to the terms of the Phantom Unit and the related Stock Plan under which it was granted and (iii) any forfeiture provisions applicable to such Phantom Unit will lapse as of the acceptance for payment of Shares pursuant to the Offer. The foregoing is subject to conditions set forth in Section 2.4(b) of the Merger Agreement.

The Merger Agreement further provides that as soon as practicable following the date of the Merger Agreement, Encysive’s Board of Directors (or a committee thereof) shall adopt resolutions or take such other actions required to provide for the lapse as of the acceptance for payment of Shares pursuant to the Offer of all forfeiture provisions applicable to any shares of Restricted Stock (as defined herein) and to permit cashless or net vesting of such shares of Restricted Stock. Each holder of Restricted Stock shall be treated as a holder of the corresponding number of Shares issued and outstanding as of immediately prior to the acceptance for payment of Shares pursuant to the Offer. Restricted Stock means restricted Shares outstanding immediately prior to the Effective Time with respect to which restrictions have not lapsed, and which award shall not have expired or terminated, to a current or former employee, director or independent contractor of Encysive or one of its subsidiaries or any predecessor thereof pursuant to any applicable Stock Plan or any other contract or agreement entered into by Encysive or any of its subsidiaries.

The Merger Agreement further provides that prior to the Effective Time, subject to conditions set forth in Section 6.12 thereof, each outstanding warrant to purchase Shares issued by Encysive pursuant to the Securities Purchase Agreement dated as of August 20, 2007 (the “Warrant”) shall be converted into the right to receive an amount in cash (without interest and less any withholding taxes) equal to the product of (x) the number of Shares for which such Warrant may be exercised and (y) the Merger Consideration.

Representations and Warranties.  In the Merger Agreement, Encysive has made customary representations and warranties to Pfizer and the Purchaser, including representations relating to: organization and authorization of Encysive; Encysive’s capitalization; organization, existence and good standing of Encysive’s subsidiaries; no conflicts with or consents required in connection with the Merger Agreement; Encysive’s public information; no material adverse change; legal proceedings; material contracts; taxes; commissions and fees; employee benefit plans and employment matters; regulatory compliance; intellectual property; insurance; real property; environmental matters; opinion of financial advisor; information supplied; Encysive’s rights agreement; no liquidated damages event; and state takeover statutes.

In the Merger Agreement, Pfizer and the Purchaser have made customary representations and warranties to Encysive, including representations relating to: organization, existence and capitalization; authorization with respect to the Merger Agreement; no conflicts with or consents required in connection with the Merger Agreement; commissions and fees; information supplied; availability of funds; and no additional representations.

Operating Covenants.  The Merger Agreement provides that, from the date of the Merger Agreement to the Effective Time, except as contemplated by the Merger Agreement (including in Encysive’s disclosure schedule) or as required by law, and unless Pfizer otherwise consents in writing, Encysive and its subsidiaries shall (i) conduct their operations according to their ordinary and usual course of business and consistent with past practice (ii) use commercially reasonable efforts to maintain and preserve intact their business organizations and their significant business relationships and (iii) use commercially reasonable efforts to retain the services of their present officers and key employees and to comply in all material respects with all applicable laws and the requirements of all contracts that are material to Encysive and its subsidiaries, taken as a whole, in each case, to the end that their goodwill and ongoing business shall be unimpaired at the Effective Time.

Between the date of the Merger Agreement and the Effective Time, Encysive is subject to customary operating covenants and restrictions, including restrictions relating to the issuance, sale or pledge of stock; split, combination, subdivision, reclassification, redemption or purchase of outstanding stock and other securities; declaration, setting aside or payment of dividends; purchase, sale or encumbrance of material property or material assets; acquisitions, mergers, consolidations and asset purchases; amendment of charter documents and bylaws; compensation of directors, officers and employees; employee benefits plans; indebtedness; changes in the fiscal year and financial accounting methods; tax issues; lease or sublease of real property; expenditures; contracts; payment, discharge, settlement and satisfaction of liabilities or obligations; collective bargaining agreements or other labor union contracts; discharge or satisfactions of liens; insurance coverage; bankruptcy, liquidation, dissolution or similar proceedings; creation of subsidiaries; and engagement of new business activities.

Stockholders Meeting; Company Recommendation.  The Merger Agreement provides that Encysive will, if the approval of the Merger Agreement by Encysive’s stockholders is required by law, as soon as practicable following expiration of the Offer, hold a meeting of its stockholders for the purpose of approving the Merger Agreement. Pfizer and Purchaser agree to cause all Shares then owned by them and their subsidiaries to be voted in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby. Notwithstanding the foregoing, under the Merger Agreement, if Pfizer, Purchaser and any other Pfizer subsidiary shall collectively acquire at least 90% of the then outstanding Shares, the parties shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the expiration of the Offer without a stockholders’ meeting in accordance with Section 253 of the DGCL.

Pursuant to the Merger Agreement, the Encysive Board shall not (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Pfizer, the recommendation by the Encysive Board that its stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and adopt the Merger Agreement (the “Company Recommendation”) or the approval or declaration of the advisability by the Encysive Board of the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) or (ii) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal (as defined below). Any action described in clause (i) or (ii) shall constitute a “Company Adverse Recommendation Change” and shall only be made in accordance with conditions set forth in Section 6.8(c) of the Merger Agreement.

However, the Encysive Board may (i) withdraw or modify the Company Recommendation, (ii) recommend a Takeover Proposal that constitutes a Superior Proposal (as defined below) or (iii) to the extent permitted under the terms of the Merger Agreement, enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal, if the Encysive Board determines in good faith, after consultation with and receiving the advice from outside counsel, that such withdrawal, modification, recommendation or agreement is necessary in order for the Encysive Board to comply with its fiduciary duties to its stockholders under Delaware law. The Merger Agreement further provides that no Company Adverse Recommendation Change may be made in the absence of a Superior Proposal unless such change is based upon an event that is unknown the Encysive Board as of February 20, 2008 but becomes known prior to the acceptance for payment of Shares pursuant to the Offer.

No Solicitation Provisions.  The Merger Agreement provides that Encysive and its subsidiaries, as well as their respective officers, directors, agents and representatives, shall not directly or indirectly, (i) solicit, initiate, or take any action to facilitate or encourage (including by way of furnishing non-public information) the submission of, any Takeover Proposal, (ii) approve or recommend any Takeover Proposal, enter into any agreement, agreement-in- principle or letter of intent with respect to any Takeover Proposal (or resolve to or publicly propose to do any of the foregoing), or (iii) participate or engage in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or knowingly take any action to facilitate any inquiries or the making of any proposal that constitutes, or would reasonably be expected to lead to any Takeover Proposal.

However, the Merger Agreement also provides that Encysive may refer any third party to Section 6.8 of the Merger Agreement and if in response to an unsolicited, bona fide written Takeover Proposal made after the date of the Merger Agreement, the Encysive Board reasonably determines in good faith (after receiving advice from its financial advisor) that such Takeover Proposal constitutes or is reasonably likely to lead to, a Superior Proposal and with respect to which the Encysive Board determines in good faith, after consultation with and receiving advice from outside counsel, that the taking of such action is necessary in order for the Encysive Board to comply with its fiduciary duties to its stockholders under Delaware law, (i) furnish information with respect to Encysive and its subsidiaries to the person making such Takeover Proposal (and its representatives) that makes such Takeover Proposal but only pursuant to a confidentiality agreement in customary form that is no less favorable to Encysive than the confidentiality agreement with Pfizer (except that such confidentiality agreement shall contain additional provisions that expressly permit Encysive to comply with certain provisions of the Merger Agreement), provided that (A) it may not include any provision calling for an exclusive right to negotiate with Encysive, (2) Encysive provides Pfizer with not less than 24 hours notice of its intention to enter into such confidentiality agreement and (3) Encysive advises Pfizer of all such non-public information delivered to such person concurrently with its delivery to such person and concurrently with its delivery to such person Encysive delivers to Pfizer all such information not previously provided to Pfizer, (ii) conduct discussions or negotiations with such person regarding such Takeover Proposal and (iii) to the extent permitted under the terms of the Merger Agreement, enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal.

The Merger Agreement contains a provision that Encysive shall provide Pfizer with oral and written notice, in no event later than 24 hours after receipt, if any proposal, offer, inquiry or other contact is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, Encysive with respect of any Takeover Proposal, that indicates the identity of the person making such proposal, offer, inquiry or other contact and the terms and conditions thereof (and shall include with such notice copies of any written materials received from or on behalf of such person relating thereto), and thereafter shall keep Pfizer reasonably informed of all material developments affecting the status and terms of such proposals, offers, inquiries or requests (and Encysive shall provide Pfizer with copies of any additional written materials received therewith) and of the status of such discussions or negotiations.

The Merger Agreement further contains a provision that the Encysive Board may comply with Rule 14d-9 or 14e-2(a) of the Exchange Act or Item 1012(a) of Regulation M-A promulgated under the Exchange Act with regard to an Takeover Proposal if in their good faith judgment (after consultation with outside legal counsel), if the taking of such position or the making of such disclosure is necessary for the Encysive Board to comply with its fiduciary duties under Delaware law. However, the Encysive Board shall not make an Company Adverse Recommendation Change (as described above) unless they determine in their good faith judgment, after consultation with and advice from outside legal counsel, that such withdrawal, modification, recommendation or agreement is necessary to comply with its fiduciary duties to its stockholders under Delaware law.

As used in the Merger Agreement, a “Takeover Proposal” means any inquiry, proposal or offer from any person (other than Pfizer, Purchaser or any of their affiliates) or “group” (as defined in Section 13(d) of the Exchange Act) relating to (A) the direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of Encysive and Encysive’s subsidiaries (including securities of Encysive’s subsidiaries) equal to 20% or more of the Encysive’s consolidated assets or to which 20% or more of the Encysive’s revenues or earnings on a consolidated basis are attributable, (B) the direct or indirect acquisition (whether in a single transaction or a series of related transactions) of 20% or more of any class of equity securities of the Encysive, (C) a tender offer or exchange offer that if consummated would result in any person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 15% or more of any class of equity securities of the Encysive or (D) a merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Encysive or any of Encysive’s subsidiaries, in each case, other than the transactions contemplated by the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

As used in the Merger Agreement, a “Superior Proposal” means any bona fide written offer obtained after the date of the Merger Agreement and not in breach of the Merger Agreement to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the outstanding voting equity securities of the Encysive or all or substantially all of the assets of the Encysive and the Encysive’s subsidiaries on a consolidated basis, and is on terms that the Encysive Board determines in its good faith judgment (after receipt of the advice of its financial advisor of nationally recognized reputation and outside counsel), taking into account all relevant factors, (A) would, if consummated, result in a transaction that is more favorable to the holders of Encysive common stock from a financial point of view than the transactions contemplated by the Offer, the Merger and the other transactions contemplated by the Merger Agreement (including the terms of any proposal by Pfizer to modify the terms of such transactions) and (B) is reasonably capable of being completed on the terms proposed.

Employment and Employee Benefits.  Pfizer will, until the first anniversary of the closing, provide to employees of Encysive (or its subsidiaries) who are located in the United States (including employees of Encysive or its United States subsidiaries who have been seconded to non-United States incorporated subsidiaries of Encysive (“US Seconded Employees”)) who are retained by Pfizer with employee benefits (excluding equity and change in control plans, programs and arrangements) that are substantially comparable, in the aggregate, to the those benefits provided to them immediately prior to the closing.

Pfizer agreed in the Merger Agreement to honor in accordance with their terms all employment and severance agreements that are disclosed by Encysive in the schedules to the Merger Agreement or filed as exhibits to Encysive’s SEC filings and all accrued benefits vested thereunder; provided that, nothing therein shall prevent Pfizer from amending or terminating any such contract, agreement, plan or commitment in accordance with its terms and applicable law.

Pursuant to the Merger Agreement, for the purposes of all employee benefit plans, programs and arrangements maintained by or contributed to by Pfizer and its subsidiaries (including, after the closing, the Surviving Corporation), Pfizer shall, or shall cause its subsidiaries to, cause each such plan, program or arrangement to treat the prior service with Encysive and its affiliates of each person who is an employee or former employee of Encysive or its subsidiaries immediately prior to the closing who is located in the United States (including US Seconded Employees) as service rendered to Pfizer or its subsidiaries, to the extent permitted by law and applicable tax qualification requirements, for purposes of eligibility to participate and vesting thereunder (but not for any other purpose including, without limitation, for purposes of benefit accrual). However, none of the provisions contained in the Merger Agreement operate to duplicate any benefit or the funding of any such benefit.

Indemnification and Insurance.  The Merger Agreement provides that Pfizer and the Surviving Corporation will indemnify, defend and hold harmless each director or officer who is now, or who has been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time an officer or director of Encysive (and its subsidiaries) (the “Indemnified Parties”) against all losses, claims, damages, liabilities, fees, expenses, judgments and fines arising in whole or in part out of actions or omissions in their capacities as such occurring at or prior to the Effective Time, and shall reimburse each Indemnified Party in connection with investigating or defending any such losses, claims, damages, liabilities, fees, expenses, judgments and fines as such expenses are incurred to the fullest extent permitted by applicable law (subject to any limitations on a corporation’s ability to indemnify a director or officer under Delaware law, notwithstanding that such limitations may not otherwise be applicable), for a period of six years after the date of the Effective Time.

Pfizer and the Surviving Corporation agree that all rights to indemnification now existing in favor of the Indemnified Parties as provided in the respective charters or by-laws or pursuant to any other agreements in effect as of the date of the Merger Agreement shall survive the Merger and shall continue in full force and effect until for a period of not less than six years after the Effective Time.

The Merger Agreement also provides that for a period of not less than six years after the Effective Time, the current policies of directors’ and officers’ (D&O) liability insurance maintained by Encysive with respect to claims arising from facts or events which occurred before the Effective Time will be maintained in effect. However, Pfizer or the Surviving Corporation is not required to expend more than an amount per year equal to 200% of current annual premiums paid by Encysive for such insurance to maintain or procure insurance coverage. If the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds such amount, Pfizer and the Surviving Corporation will procure and maintain for such six-year period as much coverage as reasonably practicable for such amount. Pfizer has the right to cause coverage to be extended under Encysive’s D&O insurance by obtaining a six-year “tail” policy on terms and conditions no less advantageous than Encysive’s existing D&O insurance.

Commercially Reasonable Effort to Cause the Merger to Occur.  Each of the parties to the Merger Agreement agrees to use its commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the Offer, the Merger and all other transactions contemplated by the Merger Agreement in the most expeditious manner practicable including, obtaining all consents, approvals and authorizations required for or in connection with the consummation by the parties hereto of the transactions contemplated by the Merger Agreement, the execution of any additional instruments necessary to consummate the transactions contemplated hereby.

Hart-Scott-Rodino (HSR) and other Antitrust Approvals.  The Merger Agreement requires that each of Pfizer, Purchaser and Encysive, as promptly as practicable (and in any event within 10 business days) after the date of the Merger Agreement, make all filings required by each of them under the HSR Act, and any applicable foreign antitrust or competition laws with respect to the Offer, the Merger and the transactions contemplated hereby, and to cooperate with each other in connection with the making of all such filings. Pfizer and Encysive agree to use commercially reasonable efforts to obtain all permits, authorizations, consents, expiration or termination of waiting periods, and approvals from third parties and any federal, state, local or foreign governmental or regulatory authority (“Governmental Entity”) necessary to consummate the Offer, the Merger and the transactions contemplated hereby; provided, however, the parties are not required to defend, contest or otherwise resist any administrative or judicial action or proceeding, including any proceeding by a Governmental Authority or private party, challenging any of the transactions contemplated by the Merger Agreement as violative of any antitrust law.

Directors and Officers.  The Merger Agreement provides that the directors of the Purchaser immediately prior to the Effective Time will become the directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. The officers of the Purchaser immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to hold office in accordance with the laws of the State of Delaware, the Certificate of Incorporation and Bylaws of the Surviving Corporation. If requested by Pfizer prior to the Effective Time, Encysive will use commercially reasonable efforts to cause each director and officer of each subsidiary of Encysive to execute and deliver a letter effectuating his or her resignation as a director or officer, as the case may be, effective upon the Effective Time.

Conditions to the Merger.  The Merger Agreement provides that the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

•	there shall not be any judgment, law or other legal restraint or prohibition in effect which would make the Merger illegal or otherwise prevent or prohibit the consummation thereof; and

•	if required by law, the Merger Agreement and the Merger shall have been approved and adopted by the requisite vote of the holders of Shares.

In addition, the obligations of Pfizer and Purchaser to effect the Merger are subject to the condition that the Purchaser shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer.

Termination.  The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Merger Agreement has been adopted by Encysive’s stockholders:

(a) by mutual written consent of the parties;

(b) by either Pfizer or Encysive if (i) the Offer has not been consummated on or before August 20, 2008 or (ii) the Offer is terminated or withdrawn pursuant to its terms and the terms of the Merger Agreement without any Shares being purchased, except that the right to terminate the Merger Agreement under either clause (i) or (ii) shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in the event specified in such clause;

(c) by either Pfizer or Encysive, if any judgment, ruling, order, writ, injunction or decree of any Governmental Authority (“Judgment”) issued by a court of competent jurisdiction or by a Governmental Entity, or law or other legal restraint or prohibition in each case making the Merger illegal or permanently restraining, enjoining or otherwise preventing the consummation thereof shall be in effect and shall have become final and non-appealable; provided that the party seeking the right to terminate the Merger Agreement pursuant to the foregoing shall have used commercially reasonable efforts to resist, lift or resolve such Judgment, law or other legal restraint and the right to terminate pursuant to the foregoing shall not be available if the issuance of such legal restraint or prohibition was primarily due to the failure of such party to perform any of its obligations under the Merger Agreement;

(d) by Pfizer prior to the acceptance of Shares for payment in the Offer, if:

(i) due to a circumstance or occurrence that would result in a failure to satisfy one or more conditions to the Offer (as set forth in Section 15 — “Certain Conditions of the Offer”), Purchaser has failed to commence the Offer;

(ii) (A) a Company Adverse Recommendation Change (as defined above) shall have occurred, (B) the Encysive Board or any committee thereof shall not have rejected any tender or exchange offer that is commenced or a Takeover Proposal (replacing “20%” and “15%” in the definition thereof with 50%) that is made in writing to the Encysive Board and publicly disseminated within 10 business days after the commencement or public dissemination thereof (including, for these purposes, by taking no position with respect to the acceptance by Encysive’s stockholders of a tender offer or exchange offer within such period, which shall constitute a failure to reject such offer) or (C) Encysive shall have willfully violated or breached in any material respect any of its obligations under Section 6.8 of the Merger Agreement entitled “No Solicitation”; or

(iii) if (A) there shall have occurred any event, change, or development of a state of facts that, individually or in the aggregate, has had or would reasonably be expected to have, a Company Material Adverse Effect (as defined in the Merger Agreement) or (B) Encysive shall have breached any of its representations or warranties or failed to perform in any material respect any of its covenants or other agreements, which breach or failure to perform (x) would give rise to the failure of a condition set forth in paragraphs (e) or (f) of Section 15 — “Certain Conditions to the Offer,” and (y) is not curable or has not been cured by Encysive within the later of (I) 15 business days after written notice to Encysive and (II) the next scheduled expiration date of the Offer pursuant to the terms of the Merger Agreement;

(e) by Encysive, if Pfizer shall have breached any of its representations or warranties or failed to perform in any material respect any of its covenants or other agreements in each case contained in this Agreement, which breach or failure to perform (A) has had or would reasonably be expected to have a Parent Material Adverse Effect (as defined in the Merger Agreement), and (B) is not curable or has not been cured by Pfizer within 15 business days after written notice to Pfizer;

(f) by Encysive, if prior to the acceptance of Shares for payment in the Offer, (A) Encysive is in compliance with its obligations under Section 6.8 of the Merger Agreement entitled “No Solicitation,” (B) the Encysive Board has received a Takeover Proposal that it has determined in good faith, after consultation with its financial advisor, constitutes a Superior Proposal, (C) Encysive has notified Pfizer in writing that it intends to enter into a definitive agreement implementing such Superior Proposal, attaching the most current version of such agreement (including any amendments, supplements or modifications) to such notice (a “Superior Proposal Notice”), (D) during the three business day period following Pfizer’s receipt of a Superior Proposal Notice, (1) Encysive shall have offered to negotiate with (and, if accepted, negotiated in good faith with), and shall have caused its respective financial and legal advisors to offer to negotiate with (and, if accepted, negotiate in good faith with), Pfizer in making adjustments to the terms and conditions of this Agreement and (2) Encysive Board shall have determined in good faith, after the end of such three business day period, and after considering the results of such negotiations and the revised proposals made by Pfizer, if any, that the Superior Proposal giving rise to such notice continues to be a Superior Proposal; provided that any amendment, supplement or modification to the financial terms or other material terms of any Takeover Proposal shall be deemed a new Takeover Proposal and Encysive may not terminate the Merger Agreement unless Encysive has complied with the requirements of the Merger Agreement with respect to such new Takeover Proposal, including sending a Superior Proposal Notice with respect to such new Takeover Proposal and offering to negotiate for three Business Days from such new Superior Proposal Notice, (E) Encysive prior to, or concurrently with, such termination pays to Pfizer the required fee in accordance with the terms of the Merger Agreement, and (F) Encysive Board concurrently approves, and Encysive concurrently enters into, a definitive agreement providing for the implementation of such Superior Proposal.

Termination Fee.  The Merger Agreement contemplates that a termination fee of $7,700,000 (the “Termination Fee”) will be payable by Encysive to Pfizer under any of the following circumstances in accordance with the terms set forth therein:

•	(i) (A) a Takeover Proposal shall have been made to Encysive or shall have been made directly to its stockholders generally and thereafter, (B) the Merger Agreement is terminated by Encysive or Pfizer pursuant to a cause of termination set forth above in paragraph (b) and (C) Encysive enters into a definitive agreement with respect to, or consummates a transaction contemplated by, any Takeover Proposal (replacing “20%” and “15%” in the definition thereof with “50%”) within 12 months of February 20, 2008 is terminated (so long as, in the case of a transaction that has not been consummated within such period, such transaction is thereafter consummated);

•	(ii) (A) a Takeover Proposal shall have been made to Encysive or shall have been made directly to its stockholders generally and thereafter, (B) the Merger Agreement is terminated by Pfizer pursuant to a cause of termination set forth above in paragraph (d)(iii)(B) as a result of a willful breach by Encysive and (C) Encysive enters into a definitive agreement with respect to, or consummates a transaction contemplated by any Takeover Proposal (replacing “20%” and “15%” in the definition thereof with “50%”) within 12 months of February 20, 2008 is terminated (so long as, in the case of a transaction that has not been consummated within such period, such transaction is thereafter consummated);

•	(iii) the Merger Agreement is terminated by Pfizer pursuant to a cause of termination set forth above in paragraph (d)(ii) (or by Pfizer or Encysive pursuant to a cause of termination set forth above in paragraph (b) or by Pfizer pursuant to a cause of termination set forth above in paragraph (d)(i) or (iii) following any time at which Pfizer was entitled to terminate the Merger Agreement pursuant to a cause of termination set forth above in paragraph (d)(ii)(A) or (B)); or

•	(iv) the Merger Agreement is terminated by Encysive pursuant to a cause of termination set forth above in paragraph (f).

Amendment.  The Merger Agreement may be amended by the parties to the agreement at any time before or after approval of the Merger Agreement by the holders of the Shares; provided, however, after approval of the Merger Agreement by the stockholders of Encysive, there may not be made any amendment that pursuant to Section 251(d) of DGCL requires further approval by such stockholders without the further approval of such stockholders. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

12.  Purpose of the Offer; Plans for Encysive.

Purpose of the Offer.  The purpose of the Offer is for Pfizer, through the Purchaser, to acquire control of, and the entire equity interest in, Encysive. The Offer, as the first step in the acquisition of Encysive, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, the Purchaser intends to consummate the Merger as promptly as practicable.

If you sell your Shares in the Offer, you will cease to have any equity interest in Encysive or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in Encysive. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Encysive.

Short-form Merger.  The DGCL provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer, the Top-Up Option or otherwise, Purchaser directly or indirectly owns at least 90% of the Shares, Pfizer and the Purchaser anticipate to effect the Merger without prior notice to, or any action by, any other stockholder of Encysive if permitted to do so under the DGCL. Even if Pfizer and Purchaser do not own 90% of the outstanding Shares following consummation of the Offer, Pfizer and Purchaser could seek to purchase additional Shares in the open market, from Encysive or otherwise in order to reach the 90% threshold and effect a short-form merger. The consideration per Share paid for any Shares so acquired, other than Shares acquired pursuant to the Top-Up Option, may be greater or less than that paid in the Offer.

Plans for Encysive.  Except as otherwise provided herein, it is expected that, initially following the Merger, the business and operations of Encysive will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Pfizer will continue to evaluate the business and operations of Encysive during the pendancy of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Pfizer intends to review such information as part of a comprehensive review of Encysive’s business, operations, capitalization and management with a view to optimizing development of Encysive’s potential in conjunction with Pfizer’s existing business.

Assuming we purchase Shares pursuant to the Offer, Pfizer intends to promptly upon the acceptance for payment of, and payment by the Purchaser for, any Shares pursuant to the Offer (and from time to time thereafter as Shares are acquired by Pfizer or the Purchaser) to designate a number of directors that is the same proportion as the percentage of Shares then beneficially owned by Pfizer with respect to the number of Shares then outstanding, subject to applicable law and Nasdaq rules applicable to Encysive. Under the terms of the Merger Agreement, Encysive is required to use its commercially reasonable efforts to either increase the size of Encysive’s Board of Directors or obtain the resignation of such number of incumbent directors as is necessary to enable Pfizer’s director designees to be elected or appointed to Encysive’s Board of Directors. Encysive also agreed to cause individuals designated by Parent to have the same proportionate representation on (i) each committee of the Encysive’s Board of Directors and (ii) each board of directors and each committee thereof of each subsidiary of Encysive. Following the election or appointment of Pfizer’s designees to the Board of Directors of Encysive and until the Effective Time of the Merger, the approval of a majority of the directors on Encysive’s Board of Directors who were not designated by Pfizer and are not employees of Encysive will be required for approval of certain actions relating to the Merger.

Except as set forth in this Offer to Purchase, the Purchaser and Pfizer have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Encysive or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Encysive or any of its subsidiaries, (iii) any material change in Encysive’s capitalization or dividend policy, or (iv) any other material change in Encysive’s corporate structure or business.

13.  Certain Effects of the Offer.

Market for the Shares.  The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation.  Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on Nasdaq. According to the published guidelines of The Nasdaq Stock Market, LLC (the “Nasdaq Stock Market”), the Nasdaq Stock Market would consider disqualifying the Shares for listing on Nasdaq (though not necessarily for listing on The Nasdaq Capital Market) if, among other possible grounds, the number of publicly held Shares falls below 750,000, the total number of beneficial holders of round lots of Shares falls below 400, the market value of publicly held Shares over a 30 consecutive business day period is less than $5 million, there are fewer than two active and registered market makers in the Shares over a ten consecutive business day period, Encysive has stockholders’ equity of less than $10 million, or the bid price for the Shares over a 30 consecutive business day period is less than $1. Furthermore, the Nasdaq Stock Market would consider delisting the Shares from Nasdaq altogether if, among other possible grounds, (i) the number of publicly held Shares falls below 500,000, (ii) the total number of beneficial holders of round lots of Shares falls below 300, (iii) the market value of publicly held Shares over a 30 consecutive business day period is less than $1 million, (iv) there are fewer than two active and registered market makers in the Shares over a ten consecutive business day period, (v) the bid price for the Shares over a 30 consecutive business day period is less than $1, or (vi) (A) Encysive has stockholders’ equity of less than $2.5 million, (B) the market value of Encysive’s listed securities is less than $35 million over a ten consecutive business day period, and (C) Encysive’s net income from continuing operations is less than $500,000 for the most recently completed fiscal year and two of the last three most recently completed fiscal years. Shares held by officers or directors of Encysive, or by any beneficial owner of more than 10% of the Shares, will not be considered as being publicly held for this purpose. According to Encysive, as of February 15, 2008, there were 80,962,765 Shares outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for Nasdaq or are delisted from Nasdaq altogether, the market for Shares will be adversely affected.

Margin Regulations.  The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Encysive to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Encysive to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Encysive, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Encysive and persons holding “restricted securities” of Encysive to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on Nasdaq. We intend and will cause Encysive to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14.  Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Pfizer, Encysive will not, and will not allow its subsidiaries to, declare, set aside, make or pay any dividends on or make any distribution payable in cash, capital stock, property or otherwise with respect to Encysive Shares to any holder of Encysive Shares.

15.  Certain Conditions of the Offer.

For the purposes of this Section 15, capitalized terms used but not defined herein will have the meanings set forth in the Merger Agreement. Notwithstanding any other provision of the Offer, the Purchaser shall not be required to accept for payment or, subject to the applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any Shares tendered pursuant to the Offer, unless (i) the Minimum Tender Condition shall have been satisfied; (ii) the Regulatory Condition shall have been satisfied; (iii) the Purchaser shall have received prior to the expiration of the Offer a certificate signed by the Chief Executive Officer and the principal accounting officer of Encysive, dated as of the date of the scheduled expiration date of the Offer, to the effect that none of the conditions set forth in paragraphs (e) or (f) below exist; and (iv) at the then effective date of the expiration of the Offer, none of the following conditions shall exist:

(a) there shall be any injunction, judgment, ruling, order, decree, action, proceeding or litigation instituted, issued, entered, commenced or pending by any Governmental Authority that would or that seeks or is reasonably likely to (i) restrain, enjoin, prevent, prohibit or make illegal the acceptance for payment, payment for or purchase of some or all of the Shares by Purchaser or Pfizer or the consummation of the Transactions, (ii) impose limitations on the ability of Purchaser, Pfizer or any of their Affiliates effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by them on all matters properly presented to Encysive’s stockholders on an equal basis with all other stockholders (including, without limitation, the adoption of the Merger Agreement and approval of the Transactions), (iii) restrain, enjoin, prevent, prohibit or make illegal, or impose material limitations on, Pfizer’s, Purchaser’s or any of their Affiliates’ ownership or operation of all or substantially all of the businesses and assets of Encysive and Encysive’s Subsidiaries, taken as a whole, or, as a result of the Transactions, of Pfizer and Encysive’s Subsidiaries, taken as a whole, (iv) compel Pfizer, Purchaser or any of their Affiliates to dispose of any Shares or, as a result of the Transactions, compel Pfizer, Purchaser or any of their Affiliates to dispose of or hold separate any material portion of the businesses or assets of Encysive and Encysive’s Subsidiaries taken as a whole, or of Pfizer and its Subsidiaries, taken as a whole, or (v) impose material damages on Pfizer, Encysive or any of their respective Subsidiaries as a result of the Transactions;

(b) there shall be any Law enacted, issued, promulgated, amended or enforced by any Governmental Authority applicable to (i) Pfizer, Encysive or any of their respective Affiliates or (ii) the Transactions (other than the routine application of applicable waiting periods) that results directly or indirectly, in any of the consequences referred to in paragraph (a) above;

(c) (A) since February 20, 2008, there shall have occurred any event, change, or development of a state of facts that, individually or in the aggregate, has had or would reasonably be expected to have, a Company Material Adverse Effect or (B) Encysive or any Ensysive subsidiary shall have become subject to Voluntary Bankruptcy or Involuntary Bankruptcy. Involuntary Bankruptcy means, with respect to Encysive or an Encysive subsidiary, without the consent or acquiescence of Encysive or such Encysive subsidiary, respectively, the entering of an order for relief or approving a petition for relief or reorganization or any other petition seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or other similar relief under any present or future bankruptcy, insolvency or similar Law, or the filing of any such petition against Encysive or such Encysive subsidiary, respectively, or, without the consent or acquiescence of Encysive or an Encysive subsidiary, respectively, the entering of an order appointing a trustee, custodian, receiver or liquidator of Encysive or such Encysive subsidiary, respectively, or of all or substantially all of the property of Encysive or such Encysive subsidiary, respectively, in each case where such petition or order shall remain unstayed or shall not have been stayed or dismissed within 90 days from the entry thereof. Voluntary Bankruptcy means, with respect to Encysive or an Encysive subsidiary, (i) a general assignment by Encysive or such Encysive subsidiary, respectively, for the benefit of creditors, (ii) the filing of any petition or answer by the Encysive or an

Encysive subsidiary, respectively, seeking to adjudicate itself as bankrupt or insolvent, or seeking for itself any liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition of Encysive or such Encysive subsidiary, respectively, or its debts under any bankruptcy, insolvency, receivership, winding up, liquidation, reorganization, examination, relief of debtors or other similar Law now or hereafter in effect, or seeking, consenting to or acquiescing in the entry of an order for relief in any case under any such Law, or the appointment of or taking possession by a receiver, trustee, custodian, liquidator, examiner, sequestrator or other similar official for Encysive or an Encysive subsidiary, respectively, or for all or substantially all of its property, or (iii) corporate or other entity action taken by Encysive or an Encysive subsidiary, respectively, to authorize any of the actions set forth above;

(d) a Company Adverse Recommendation Change shall have occurred;

(e) (A) the representations and warranties of Encysive set forth in the Merger Agreement (other than the representations and warranties of Encysive set forth in Sections 3.2(a)-(c), 3.3(a), 3.3(b), 3.9, or 3.11 thereto ) shall not be true and correct as of the date of the Merger Agreement and as of such time, except to the extent such representations and warranties expressly relate to an earlier time (in which case on and as of such earlier time), without regard to materiality or Company Material Adverse Effect qualifiers contained therein, other than for such failures to be true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect or (B) the representations and warranties of Encysive set forth in Sections 3.2(a)-(c), 3.3(a), 3.3(b), or 3.9 or 3.11 of the Merger Agreement shall not be true and correct in all material respects as of the date of the Merger Agreement and as of such time;

(f) Encysive shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of Encysive to be performed or complied with by it under the Merger Agreement prior to such time; or

(g) the Merger Agreement shall have been terminated in accordance with its terms;

which, in the sole and reasonable judgment of Purchaser or Pfizer, in any such case, makes it inadvisable to proceed with such acceptance for payment or payment.

The foregoing conditions are for the sole benefit of Pfizer and the Purchaser and may be asserted by either of them regardless or the circumstances giving rise to such conditions or may be waived by Pfizer or the Purchaser, in whole or in part at any time and from time to time in the sole discretion of Pfizer or the Purchaser (except for any condition which, pursuant to Section 1.1 of the Merger Agreement, may only be waived with Encysive’s consent). The failure by Pfizer, the Purchaser or any other affiliate of Pfizer at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

16.  Certain Legal Matters; Regulatory Approvals.

General.  We are not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on our examination of publicly available information filed by Encysive with the SEC and other information concerning Encysive, we are not aware of any governmental license or regulatory permit that appears to be material to Encysive’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Purchaser or Pfizer as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Encysive’s business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Certain Conditions of the Offer.”

Antitrust Compliance.  Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Pfizer, as the ultimate parent entity of the Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Pfizer expects to file Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on March 4, 2008. Accordingly, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on or about March 19, 2008, unless earlier terminated by the FTC and the Antitrust Division or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Merger would be extended until 10 calendar days following the date of substantial compliance by Pfizer with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the waiting period could be extended only by court order or with Pfizer’s consent. In practice, complying with a Second Request can take a significant period of time. Although Encysive is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Encysive’s failure to make those filings nor a request for additional documents and information issued to Encysive from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50 percent of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division will scrutinize the legality under the antitrust laws of Purchaser’s proposed acquisition of Encysive. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the US federal antitrust laws by substantially lessening competition in any line of commerce affecting US consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Purchaser, Encysive, or any of their respective subsidiaries or affiliates or requiring other conduct relief. US state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Pfizer believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger. See Section 15 — “Certain Conditions of the Offer.”

German Merger Control Law.  Under German merger control law, the purchase of Shares in the Offer must not be completed until the expiration of a one-month waiting period following the Federal Cartel Office (FCO)’s receipt of a complete filing by Pfizer as the ultimate parent company of the Purchaser without any decision of the FCO to enter into an in-depth investigation (Hauptprüfverfahren) has been passed or a clearance has been obtained. Pfizer filed a merger control notification on March 4, 2008 with the FCO. Accordingly, the required waiting period with respect to the Offer and the Merger will expire at 12.00 pm

CET, on April 4, 2008 unless clearance has been obtained earlier or the FCO has entered into an in-depth investigation prior to that time. If the latter is the case, the waiting period with respect of the Offer and the Merger would be extended until the expiration of four months following the FCO’s receipt of the complete notification, unless clearance has been obtained. After expiration of the four-month waiting period, the waiting period could be extended only with the consent of Encysive and Pfizer.

As long as no clearance has been obtained, it is illegal and subject to administrative fines, to consummate the Offer and the Merger. Agreements concluded under German law would be deemed to be invalid. Within its investigation, the FCO determines whether the Merger would result in the formation or strengthening of a market dominant position of the parties in a relevant market. Should the FCO come to the conclusion that this is the case, it may prohibit the Merger or impose remedies which regularly consist of divestitures of certain businesses or parts of those. If the latter is the case, the Merger may be consummated upon the issuance of the clearance decision (in case of non-conditional remedies which have to be fulfilled later on within a certain time frame) or upon the complete fulfillment of all respective conditions (in case of conditional remedies).

Other Foreign Laws.  Encysive and Pfizer and certain of their respective subsidiaries conduct business in several foreign countries where regulatory filings or approvals may be required or desirable in connection with the consummation of the Offer. Certain of such filings or approvals, if required or desirable, may not be made or obtained prior to the expiration of the Offer. Pfizer and Encysive are analyzing the applicability of any such laws and currently intend to take such action as may be required or desirable. If any foreign governmental entity takes an action prior to the completion of the Offer that might have certain adverse effects, Purchaser may not be obligated to accept for payment or pay for any Shares tendered. See Section 15 — “Certain Conditions of the Offer.”

State Takeover Laws.  Encysive is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15 percent or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” Encysive has elected not to be governed by Section 203 of the DGCL and, therefore, Section 203 of the DGCL is inapplicable to the Merger Agreement and the transactions contemplated therein.

A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

Encysive, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Certain Conditions of the Offer.”

17.  Appraisal Rights.

No appraisal rights are available with respect to Shares tendered and accepted for purchase in the Offer. However, if the Merger is consummated, stockholders who do not tender their Shares in the Offer will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Such rights to dissent, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Shares, as of the day prior to the date on which the stockholders’ vote or other action was taken approving the Merger (excluding any element of value arising from the accomplishment or expectation of the Merger), required to be paid in cash to such dissenting holders for their Shares. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc. , the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the Offer Price or the Merger Consideration.

In addition, several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a company involved in a merger has a fiduciary duty to other stockholders that requires that the merger be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in Weinberger and Rabkin v. Philip A. Hunt Chemical Corp. that the remedy ordinarily available to minority stockholders in a cash-out merger is the right to appraisal described above. However, a damages remedy or injunctive relief may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

If any holder of Shares who demands appraisal under Delaware law fails to perfect, or effectively withdraws or loses his rights to appraisal as provided under Delaware law, each Share of such stockholder will be converted into the right to receive the Offer Price. A stockholder may withdraw his demand for appraisal by delivering to Encysive a written withdrawal of his, her or its demand for appraisal and acceptance of the Merger.

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

You cannot exercise appraisal rights at this time. The information set forth above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you are entitled to appraisal rights in connection with the Merger, you will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith, including the text of the relevant provisions of Delaware law, before you have to take any action relating thereto.

If you sell your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, rather, will receive the Offer Price therefor.

18.  Fees and Expenses.

Lazard is acting as Dealer Manager in connection with the Offer and has provided certain financial advisory services to Pfizer in connection with the proposed acquisition of Encysive, for which services Lazard will receive customary compensation. Pfizer and the Purchaser have agreed to reimburse Lazard for its reasonable fees and expenses, including the reasonable fees and disbursements of Lazard’s counsel, incurred in connection with Lazard’s engagement, and to indemnify Lazard, and certain related parties against specified liabilities, including liabilities under the federal securities laws. In the ordinary course of business, Lazard and its affiliates may actively trade or hold securities or loans of Pfizer and Encysive for their own accounts or for the accounts of customers and, accordingly, Lazard and/or its affiliates may at any time hold long or short positions in these securities or loans.

Pfizer and the Purchaser have retained Georgeson Inc. to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Pfizer nor the Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

19.  Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Pfizer or the Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of the Purchaser, the Depositary, the Dealer Manager or the Information Agent for the purpose of the Offer.

The Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Encysive has filed with the SEC a Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Encysive Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning Encysive” above.

Explorer Acquisition Corp.
March 4, 2008

SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER AND PFIZER

1.	DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Explorer Acquisition Corp. are set forth below. The business address and phone number of each such director and executive officer is c/o Pfizer Inc., 235 East 42nd Street, New York, New York 10017, (212) 733-2323. Unless otherwise noted, all directors and executive officers listed below are citizens of the United States.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY

David Reid Director	Senior Vice President and Managing Director, Pfizer Inc.’s Legal Division. Mr. Reid has lead the Licensing, Mergers and Acquisitions and Antitrust Center of Excellence in Pfizer’s Legal Division since 2003 and oversees a number of other functions. Prior to joining Pfizer in 1997, he was a partner at the law firm of Allen & Overy.

Douglas E. Giordano President	Vice President, Worldwide Business Development, Pfizer Inc. since April 2007; Vice President, US Planning and Business Development, Pfizer Inc., July 2005-March 2007; Senior Director/Team Leader, US Planning and Business Development, Pfizer Inc., January 2003-June 2005; Director/Team Leader, US Planning and Business Development, Pfizer Inc., January 2000-December 2002.

Lawrence R. Miller Director Vice President	Assistant General Counsel, Licensing and Business Development, Pfizer Inc., since June 2006; Vice President and General Counsel, Enzon Pharmaceuticals, Inc., July 2005- May 2006; Senior Corporate Counsel, Pfizer Inc., November 2002-July 2005; Corporate Counsel, Pfizer Inc., October 2000-November 2002.

Joanne Smith-Farrell Vice President	Senior Director, Business Development, Pfizer Inc. since September 2007; Senior Vice President, Business Development and Licensing, Gene Logic Inc., February 2007-August 2007; Vice President, Corporate Development and Strategy, Gene Logic Inc., December 2004-February 2007; Senior Director, Strategic Marketing, Gene Logic Inc., November 2003-December 2004; President and CEO, emGene, Inc., August 2001-November 2003.

Susan Glimcher Vice President	Tax Counsel, Pfizer Inc., since October 2001.

Susan Grant Secretary	Senior Manager-Corporate Governance, Pfizer Inc. since April 2006. Assistant Secretary of Pfizer since April 2003. Employed by Pfizer since June 2000 in various positions of increasing responsibility within the Corporate Governance group.

Kathleen R. O’Connell Vice President Treasurer	Director, International Treasury, Pfizer Inc since 1995; Director, Cash Management, Pfizer Inc 1993-1995; Manager & Senior Manager, International Treasury, Pfizer Inc. 1988-1993; Senior Auditor, Pfizer Inc, 1986-1988.

2.	DIRECTORS AND EXECUTIVE OFFICERS OF PFIZER

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Pfizer are set forth below. The business address and phone number of each such director and executive officer is Pfizer Inc., 235 East 42nd Street, New York, New York 10017, (212) 733-2323. All directors and executive officers listed below are citizens of the United States.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY

Dennis A. Ausiello, M.D. Director	The Jackson Professor of Clinical Medicine at Harvard Medical School and Chief of Medicine at Massachusetts General Hospital since 1996. President of the Association of American Physicians since 2006. Member of the Institute of Medicine of the National Academy of Sciences and a Fellow of the American Academy of Arts and Sciences. Director of MicroCHIPS (drug delivery technology) and Advisor to the Chairman of the Board of TIAX (formerly Arthur D. Little). A Director of Pfizer Inc. since December 2006.

Michael S. Brown, M.D. Director	Distinguished Chair in Biomedical Sciences from 1989 and Regental Professor from 1985 at the University of Texas Southwestern Medical Center at Dallas. Co-recipient of the Nobel Prize in Physiology or Medicine in 1985 and the National Medal of Science in 1988. Member of the National Academy of Sciences, the Institute of Medicine and Foreign Member of the Royal Society (London). Director of Regeneron Pharmaceuticals, Inc. A Director of Pfizer Inc. since 1996.

M. Anthony Burns Director	Chairman Emeritus since May 2002, Chairman of the Board from May 1985 to May 2002, Chief Executive Officer from January 1983 to November 2000, and President from December 1979 to June 1999 of Ryder System, Inc., a provider of transportation and logistics services. Director of The Black & Decker Corporation, J.C. Penney Company, Inc. and J.P. Morgan Chase & Co. Trustee of the University of Miami. A director of Pfizer Inc. since 1988.

Robert N. Burt Director	Retired Chairman and Chief Executive Officer of FMC Corporation, a company that manufactures chemicals and FMC Technologies, Inc., a company that manufactures machinery. Mr. Burt was Chairman of the Board of FMC Corporation from 1991 to December 2001, its Chief Executive Officer from 1991 to August 2001 and a member of its Board of Directors since 1989. He was Chairman of the Board of FMC Technologies, Inc., from June 2001 to December 2001 and its Chief Executive Officer from June 2001 to August 2001. Director of Phelps Dodge Corporation and Janus Capital Group, Inc. Life Trustee of the Rehabilitation Institute of Chicago and Chicago Symphony Orchestra, and Director of the Chicago Public Education Fund. A director of Pfizer Inc. since June 2000.

W. Don Cornwell Director	Chairman of the Board and Chief Executive Officer since 1988 of Granite Broadcasting Corporation, a group broadcasting company. Director of Avon Products, Inc. and CVS Corporation. Also a Director of Wallace-Reader’s Digest Funds and the Telecommunications Development Fund. Trustee of Big Brothers/Sisters of New York

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY

and Mt. Sinai University Medical Center. A director of Pfizer Inc. since February 1997.

William H. Gray III Director	President and Chief Executive Officer of The College Fund/UNCF, an educational assistance organization, since 1991. Mr. Gray served as a Congressman from the Second District of Pennsylvania from 1979 to 1991, and at various times during his tenure, served as Budget Committee Chair and House Majority Whip. Director of Dell Computer Corporation, Electronic Data Systems Corporation, J.P. Morgan Chase & Co., Prudential Financial, Inc., Rockwell Automation Inc., Viacom Inc. and Visteon Corporation. A director of Pfizer Inc. since June 2000.

Constance J. Horner Director	Guest Scholar since 1993 at The Brookings Institution, an organization devoted to nonpartisan research, education and publication in economics, government and foreign policy and the social sciences. Commissioner of the U.S. Commission on Civil Rights from 1993 to 1998. Served at the White House as Assistant to President George H.W. Bush and as Director of Presidential Personnel from August 1991 to January 1993. Deputy Secretary, U.S. Department of Health and Human Services from 1989 to 1991. Director of the U.S. Office of Personnel Management from 1985 to 1989. Director of Ingersoll-Rand Company Limited and Prudential Financial, Inc.; Fellow, National Academy of Public Administration; Trustee, Annie E. Casey Foundation; Director of National Association of Corporate Directors, Member of the Board of Trustees of the Prudential Foundation, Member, U.S. Department of Defense Advisory Committee on Women in the Services. A director of Pfizer Inc. since 1993.

William R. Howell Director	Chairman Emeritus of J.C. Penney Company, Inc., a provider of consumer merchandise and services through department stores, catalog departments and the Internet, since 1997. Chairman of the Board and Chief Executive Officer of J.C. Penney Company, Inc. from 1983 to 1997. Director of American Electric Power Company, Deutsche Bank Trust Company Americas, ExxonMobil Corporation, Halliburton Company, The Williams Companies, Inc. and Viseon, Inc. A director of Pfizer Inc. since June 2000.

Suzanne Nora Johnson Director	Retired Vice Chairman, Goldman Sachs Group, Inc., since January 2007. During her 21 year tenure with Goldman Sachs, Mrs. Johnson served in various leadership roles, including Head of the firm’s Global Healthcare Business, Head of Global Research and Chair of the Global Markets Institute. Director of Intuit and VISA. Board member of the American Red Cross, Brookings Institution, the Carnegie Institution of Washington and the University of Southern California. A Director of Pfizer Inc. since September 2007.

James M. Kilts Director	Founding Partner, Centerview Partners Management, LLC, a financial advisory firm, since 2006. Vice Chairman, The Procter & Gamble Company, 2005-2006. Chairman and Chief Executive Officer, The Gillette Company, 2001-2005 and President, The Gillette Company, 2003-2005. President and Chief Executive Officer, Nabisco

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY

Group Holdings Corporation, January 1998 until it’s acquisition by Philip Morris Companies, now Altria, in December 1999. Director of The New York Times Company, Metropolitan Life Insurance Company and Meadwestvaco Corporation. Trustee of Knox College and the University of Chicago, and a member of the Board of Overseers of Weill Cornell Medical College. A Director of Pfizer Inc. since September 2007 and a member of our Compensation Committee.

George A. Lorch Director	Chairman Emeritus of Armstrong Holdings, Inc., a global company that manufactures flooring and ceiling materials, since August 2000. Chairman and Chief Executive Officer of Armstrong Holdings, Inc. from May 2000 to August 2000, and its President and Chief Executive Officer from September 1993 to May 1994. Chairman of Armstrong World Industries, Inc. from May 1994 to May 2000, its President and Chief Executive Officer from September 1993 to May 2000, and a Director from 1988 to November 2000. On December 6, 2000, Armstrong World Industries Inc. filed for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code. Director of Autoliv, Inc., Household International, Inc. and The Williams Companies. A director of Pfizer Inc. since June 2000.

Dana G. Mead Director	Chairman of Massachusetts Institute of Technology since July 1, 2003. Retired Chairman and Chief Executive Officer of Tenneco, Inc. Chairman and Chief Executive Officer of Tenneco, Inc. from 1994 to 1999. Chairman of two of the successor companies of the Tenneco conglomerate, Tenneco Automotive Inc. and Pactiv Corporation, global manufacturing companies with operations in automotive parts and packaging, from November 1999 to March 2000. Director of Zurich Financial Services. Chairman of the Board of the Ron Brown Award for Corporate Leadership. Chairman of the Massachusetts Institute of Technology Corporation and a Lifetime Trustee of the Association of Graduates, U.S. Military Academy, West Point. Former Chairman of the Business Roundtable and of the National Association of Manufacturers. A director of Pfizer Inc. since 1998.

William C. Steere, Jr. Director	Chairman Emeritus of Pfizer Inc. since July 2001. Chairman of Pfizer’s Board from 1992 to April 2001 and Pfizer’s Chief Executive Officer from February 1991 to December 2000. Director of Dow Jones & Company, Inc., Health Management Associates, Inc., MetLife, Inc. and Minerals Technologies Inc. Director of the New York University Medical Center and the New York Botanical Garden. Member of the Board of Overseers of Memorial Sloan-Kettering Cancer Center. A director of Pfizer Inc. since 1987.

Jeffrey B. Kindler Chief Executive Officer and Chairman	Chairman of the Board and Chief Executive Officer of Pfizer Inc. since 2006. Mr. Kindler was previously Senior Vice President and General Counsel of Pfizer Inc. from January 2002 to 2006. Prior to joining Pfizer, Mr. Kindler served as Chairman of Boston Market Corporation, a food service company owned by McDonald’s Corporation, from 2000 to 2001, and President of Partner Brands, also

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY

owned by McDonald’s, during 2001. He was Executive Vice President, Corporate Relations and General Counsel of McDonald’s Corporation from 1997 to 2001, and from 1996 to 1997 served as that company’s Senior Vice President and General Counsel. Mr. Kindler was elected to the Board of Directors and appointed Chairman of the Executive Committee effective July 31, 2006.

Frank A. D’Amelio Senior Vice President and Chief Financial Officer	Senior Vice President and Chief Financial Officer of Pfizer Inc. since September 2007. Mr. D’Amelio served as Chief Administrative Officer and Senior Executive Vice President Integration of Alcatel-Lucent since December 2006; Chief Operating Officer of Lucent Technologies from January 2006 through November 2006; and Executive Vice President, Administration, and Chief Financial Officer of Lucent Technologies from May 2001 until January 2006. Mr. D’Amelio began his career in 1979 at Bell Labs, where he held a variety of financial, accounting and general management positions.

Ian C. Read Senior Vice President; President, Worldwide Pharmaceutical Operations	Senior Vice President; President, Worldwide Pharmaceutical Operations, since August 2006. Mr. Read has held various positions of increasing responsibility in pharmaceutical operations. He previously served as Area President, Europe, Canada, Africa and Middle East, Senior Vice President of the Pfizer Pharmaceuticals Group, and Executive Vice President of Europe and Canada. In July 2002 he was appointed President-Europe and Canada. Mr. Read served as President of the Latin American region and was elected a Vice President of Pfizer Inc. in April 2001. Mr. Read, a member of the Pfizer Executive Leadership Team, joined Pfizer Inc. in 1978.

Allen Waxman Senior Vice President and General Counsel	Senior Vice President and General Counsel of Pfizer Inc. since August 2006. Mr. Waxman joined Pfizer Inc. in 2003 as Senior Assistant General Counsel and Chief of Litigation. He was promoted to Associate General Counsel in 2005 and to General Counsel in 2006. Prior to joining Pfizer, Mr. Waxman was a partner at Williams & Connolly, LLP in Washington, D.C., since 1995, and during that same period was an adjunct professor of law at Georgetown University Law Center.

Richard H. Bagger Senior Vice President, Worldwide Public Affairs and Policy	Senior Vice President, Worldwide Public Affairs and Policy, since August 2006. Since joining Pfizer in 1993, Mr. Bagger has held various positions of increasing responsibility in Pfizer’s Corporate Affairs Division. He was promoted to Vice President, Government Relations in 2002 and to Senior Vice President, Government Relations in 2003. He assumed additional responsibility for Public Affairs and Policy in 2005. Prior to joining Pfizer, he was Assistant General Counsel of Blue Cross and Blue Shield of New Jersey and previously practiced law with the firm of McCarter and English. Mr. Bagger also served in both houses of the New Jersey legislature.

Joseph M. Feczko Senior Vice President and Chief Medical Officer	Senior Vice President and Chief Medical Officer of Pfizer Inc. since August 2006. Dr. Feczko has held various positions of increasing responsibility in research and development and medical and regulatory operations. After four years as Medical Director at Glaxo’s

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY

Research & Development headquarters in London, Dr. Feczko returned to Pfizer in 1996 and was promoted to the position as Senior Vice President, Medical and Regulatory Operations for Global Pharmaceuticals. He became Chief Medical Officer in 2002. Dr. Feczko, who is board-certified in Internal Medicine and a specialist in infectious diseases, originally joined Pfizer in 1982.

Martin Mackay Senior Vice President; President, Pfizer Global Research & Development	Senior Vice President; President of Pfizer Global Research & Development since October 2007. Early in 2007, he was named Vice President, Pfizer Global Research & Development, Head of Worldwide Development. In 2003, he held the position of Senior Vice President, Head of Worldwide Research and Technology. In 1999, he was the Senior Vice President, Head of Worldwide Discovery. In 1998, he held the position of Vice President, UK Discovery and, in 1997, he was the Senior Director, Head of Biology. Dr. Mackay joined Pfizer in 1995.

Mary McLeod Senior Vice President, Worldwide Human Resources	Senior Vice President of Pfizer’s Worldwide Human Resources, since April 2007. Ms. McLeod served in this role on an interim basis from January to April while she was a consultant at Korn Consulting Group. Prior to that, she led Human Resources for Symbol Technologies from 2005 to 2007 and was the head of Human Resources for Charles Schwab, from 2001 to 2004. From 1999 to 2001, she was Vice President-Human Resources for Cisco Systems and prior to that, Vice President of Human Resources for General Electric Company from 1992 to 1997.

Natale S. Ricciardi Senior Vice President; President, Pfizer Global Manufacturing	Senior Vice President; President, Pfizer Global Manufacturing since October 2004. He held a number of positions of increasing responsibility in manufacturing before being named U.S. Area Vice President/Team Leader for Pfizer Global Manufacturing in 1999. Mr. Ricciardi joined us in 1972. He is a Director of Mediacom Communications Corp.

Sally Susman Senior Vice President - Worldwide Communications, and Chief Communications Officer	Senior Vice President - Worldwide Communications and Chief Communications Officer since February 2008. Prior to joining Pfizer, Ms. Susman held senior level positions at The Estee Lauder Companies, including Executive Vice President from December 2004 to January 2008 and Senior Vice President — Global Communications from September 2000 through November 2004. Earlier in her career, Ms. Susman was responsible for all of American Express International’s internal communications and governmental affairs and spent eight years in government service focused on international trade issues.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail:	If delivering by hand or courier:
Computershare Trust Company, N.A.	Computershare Trust Company, N.A.
c/o Computershare Shareholder Services, Inc.	c/o Computershare Shareholder Services, Inc.
P.O. Box 43011	250 Royall Street
Providence, RI 02940-3014	Canton, MA 02021
Attn: Corporate Actions Voluntary Department	Attn: Corporate Actions Voluntary Department

Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent or the Dealer Manager. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

The Information Agent for the Offer is:

199 Water Street, 26th Floor
New York, NY 10038

Banks and Brokerage Firms, Please call:
(212) 440-9800

Stockholders and All Others Call Toll-Free
(800) 546-8249

The Dealer Manager for the Offer is:

Lazard Frères & Co. LLC
30 Rockefeller Plaza
New York, NY 10020

(212) 632-1563